                                                         Page 1 of 93 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ________
                                 SCHEDULE 13D
                               (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                            Corporate Express, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.0002
                         (Title of Class of Securities)
                                   219888104

                                 (CUSIP Number)

            Martin E. Franklin                Peter A. Hochfelder
            c/o Marlin Management, L.L.C.     c/o Brahman Management, L.L.C.
            555 Theodore Fremd Avenue         277 Park Avenue, 26th Floor
            Suite B-302                       New York, New York 10172
            Rye, New York 10580                    (212) 941-1400
              (914) 967-9400

                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                October 29, 1999
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                         Page 2 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 3 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 4 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 5 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Bull Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 6 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                         Page 7 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

                                                         Page 8 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 9 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 10 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 11 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Partners I, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                         Page 12 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                         Page 13 of 93 Pages

CUSIP No.  219888104

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Martin E. Franklin

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 14 of 93 Pages

SCHEDULE 13D



      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ian G.H. Ashken

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                         Page 15 of 93 Pages

          The Schedule 13D initially filed on January 4, 1999, by the signatories hereto relating to the Common Stock, par value $0.0002 per share (the "Common Stock"), issued by Corporate Express Inc., a Colorado corporation (the "Company"), whose principal executive offices are at 1 Environmental Way, Broomfield, Colorado 80021, as amended by Amendment No. 1 thereto filed on January 20, 1999, Amendment No. 2 thereto filed on February 24, 1999, and Amendment No. 3 thereto filed on March 31, 1999, is hereby further amended by this Amendment No. 4 to the Schedule 13D as follows:
Item 2.   Identity and Background.
------    -----------------------

          Item 2 is hereby restated in its entirety:
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (ii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iii) BY Partners, L.P. ("BY Partners") a Delaware limited partnership, with respect to the shares of Common Stock owned by it;
(iv) Brahman Bull Fund, L.P. ("Brahman Bull"), a Delaware limited partnership, with respect to shares of Common Stock owned by it; (v) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the sole general partner of each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull (Brahman II, BY Partners, Brahman Institutional and Brahman Bull, collectively, the "Brahman Partnerships"), with respect to the shares of Common Stock owned by the Brahman Partnerships and for its own account, (vi) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common Stock (A) held for BY Partners, (B) owned by Brahman Capital for its own account and (C) held for Brahman Partners II Offshore, Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and
(vii) Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik, each a

                                                         Page 16 of 93 Pages

citizen of the United States, and together the executive officers and directors of Brahman Capital and the sole members of Brahman Management, (A) collectively with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management and (B) for Peter A. Hochfelder, with respect to the shares of Common Stock held by Stacy Hochfelder, his wife, individually and as custodian pursuant to the New York Uniform to Gift Minors Act, (C) for Robert J. Sobel, with respect to the shares of Common Stock held as Trustee for the Mitchell A. Kuflik Family Trust and (D) for Mitchell A. Kuflik, with respect to the shares of Common Stock held as Trustee for the Robert J. Sobel Family Trust. The foregoing individuals and entities (other than Brahman Offshore and Stacy Hochfelder) are hereinafter referred to collectively as the "Brahman Reporting Persons."
         This statement is also filed by (i) Marlin Partners I, L.P. ("Marlin I"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (ii) Marlin Management, L.L.C., a Delaware limited liability company ("Marlin Management") with respect to the shares of Common Stock owned by Marlin I and (iii) Messrs. Martin E. Franklin and Ian G.H. Ashken, each a citizen of the United Kingdom, and together the executive officers and directors of Marlin Management, with respect to the shares of Common Stock subject to the control of Marlin Management (and, in the case of Mr. Franklin, with respect to shares held for his personal account and as Trustee for the Peter A. Hochfelder Family Trust). Marlin I, Marlin Management and Messrs. Franklin and Ashken are hereinafter referred to collectively as the "Marlin Reporting Persons." The Brahman Reporting Persons, together with the Marlin Reporting Persons, are referred to hereinafter collectively as the "Reporting Persons." Any disclosures herein

                                                         Page 17 of 93 Pages
with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          Brahman II, BY Partners, Brahman Institutional and Brahman Bull are each private investment partnerships, the sole general partner of which is Brahman Management. As the sole general partner of Brahman II, BY Partners, Brahman Institutional and Brahman Bull, Brahman Management has the power to vote and dispose of the shares of Common Stock owned by each of Brahman II, BY PagesPartners, Brahman Institutional and Brahman Bull and, accordingly, may be deemed the "beneficial owner" of such shares. The managing members of Brahman Management are Peter Hochfelder, Mitchell Kuflik and Robert Sobel.
          Pursuant to an investment advisory contact (and, in the case of BY Partners, pursuant to an arrangement between Brahman Management and Brahman Capital) Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of each of Brahman Offshore and BY Partners and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.
          Marlin I is a private investment partnership, the sole general partner of which is Marlin Management. As the sole general partner of Marlin I, Marlin Management has the power to vote and dispose of the shares of Common Stock owned by Marlin I and, accordingly, may be deemed the "beneficial owner" of such shares. The sole managing partners of Marlin Management are Martin Franklin and Ian Ashken.
          Messrs. Franklin and Ashken were the principal executive officers of an investment vehicle that acquired DRG Plc. in 1989. DRG had sales and a market value of over $1 billion and was one of the world's largest paper and packaging companies, including the second largest stationery distributor in the United Kingdom and the largest envelope manufacturer in the world. In

                                                         Page 18 of 93 Pages
1992 Messrs. Franklin and Ashken created Benson Eyecare Corporation and grew the company from $16 million in sales in 1992 to annualized sales of over $300 million in 1996, at which time the company was sold netting shareholders a total return of 1,760% from 1992 to 1996, or a 105% compound annual return. The growth of Benson Eyecare Corporation and its successor included the acquisition of two underperforming public companies, Optical Radiation Corporation in 1994 and ILC Technology in 1998. Marlin Management was created in 1996 and has made a number of private equity investments since its formation.
          (b) The address of the principal business and principal office of Brahman II, Brahman Institutional, BY Partners, Brahman Bull, Brahman Management, Brahman Capital and Messrs. Hochfelder, Kuflik and Sobel is 277 Park Avenue, 26th Floor, New York, New York 10172.
          The address of the principal business and principal office of Marlin I, Marlin Management and Messrs. Franklin and Ashken is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.
          The address of the principal business and principal office of Brahman Offshore is c/o Citco, N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands, Antilles.
          (c) The present principal business of Brahman II, BY Partners, Brahman Institutional, Brahman Bull and Marlin I is that of a private investment fund, engaging in the purchase and sale of securities for investment for their own accounts. The present principal business of Brahman Management is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of the Brahman Partnerships. The present principal business of Brahman Capital is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf

                                                         Page 19 of 93 Pages
of discretionary accounts. The present principal occupations of Messrs. Hochfelder, Sobel and Kuflik are directing the activities of Brahman Management and Brahman Capital. The present principal business of Marlin Management is that of a private investment management firm. The present principal occupations of Messrs. Franklin and Ashken are directing the activities of Marlin Management and its affiliates.
          The present principal business of Brahman Offshore is that of a private investment fund, engaging in the purchase and sale of securities for investment for its own account.
          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen, other than Messrs. Franklin and Ashken, who are citizens of the United Kingdom. Each of Brahman Management and Marlin Management is a Delaware limited liability company. Each of Brahman II, BY Partners, Brahman Institutional, Brahman Bull and Marlin I is a Delaware limited partnership. Brahman Capital is a Delaware corporation.
        Brahman Offshore is a Cayman Islands exempted company limited by shares.

                                                         Page 20 of 93 Pages
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby amended by the addition of the following:
          As of the close of business on October 29, 1999, (i) Brahman II owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (ii) Brahman Institutional owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (iii) BY Partners owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (iv) Brahman Bull owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (v) Brahman Management owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners, Brahman Institutional and Brahman Bull pursuant to clauses (i)-
(iv) herein and inclusive of zero shares of Common Stock held for its own account); (vi) Brahman Capital owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amount is inclusive of (A) zero shares held by BY Partners, (B) zero shares held by Brahman Capital for its own account and (C) zero shares held for the account of Brahman Offshore);
(vii) each of Messrs. Sobel and Kuflik own beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amounts are inclusive of (A) for Robert J. Sobel, zero shares of Common Stock he holds as Trustee for the Mitchell A. Kuflik Family Trust and (B) for Mitchell A. Kuflik, zero shares of Common Stock he holds as Trustee for the Robert J. Sobel Family Trust); (viii) Peter A. Hochfelder owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amount is inclusive of (A) zero shares of Common Stock held by Stacy Hochfelder as custodian for Charles A. Hochfelder, (B) zero shares of Common Stock held by Stacy Hochfelder as custodian for Harrison S. Hochfelder and (C)

                                                         Page 21 of 93 Pages
zero shares of Common Stock held by Stacy Hochfelder for her own account);
(ix) Marlin I owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; (x) Marlin Management owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amount representing the shares held by Marlin I); (xi) Mr. Ashken owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding; and
(xii) Mr. Franklin owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding (such amount is inclusive of zero shares of Common Stock held for his own account and zero shares of Common Stock held as Trustee of the Peter A. Hochfelder Family Trust). Marlin Management and Mr. Ashken own directly no shares of Common Stock. The Reporting Persons comprising the foregoing group may be deemed to own zero shares, constituting approximately 0% of the shares outstanding.
          Item 5(b) is hereby deleted and the following inserted in its place:
          As of the close of business on October 29, 1999, Brahman II, BY Partners, Brahman Institutional and Brahman Bull each has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Brahman Management as the sole general partner of Brahman II, BY Partners, Brahman Institutional and Brahman Bull. Pursuant to an arrangement between Brahman Capital and Brahman Management, as general partner of BY Partners, Brahman Capital has investment responsibility with respect to securities held in the account of BY Partners. Brahman Capital is party to an investment management contract pursuant to which it has investment responsibility with respect to securities held for the account of Brahman Offshore. Marlin I has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Marlin Management as its sole general partner.

                                                         Page 22 of 93 Pages
          Item 5(c) is hereby deleted and the following inserted in its place:
          (c) The trading dates, number of shares sold and price per share (excluding commissions) for all transactions by the Reporting Persons within the last sixty days are set forth in Schedule A hereto. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.
          Item 5(e) is hereby deleted and the following inserted in its place:
          As of the close of business on October 29, 1999, the Reporting Persons filing hereby ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Company.
Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    Respect to Securities of the Issuer.
          -------------------------------------------------------------
          Item 6 is hereby amended by the addition of the following:
          Each Reporting Person has sold all the shares it owns as of October 29, 1999 to Buhrmann NV pursuant to that Agreement and Plan of Merger, dated as of July 13, 1999 (the "Merger Plan"), among Buhrmann NV, North Acquisition Corporation and the Company, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of September 24, 1999 among the same parties (the "First Amendment"). Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between or among such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                                         Page 23 of 93 Pages
Item 7.   Material to be Filed as Exhibits.
------    ---------------------------------

         Item 7 is hereby amended by the addition of the following:
         5. Agreement and Plan of Merger, dated as of July 13, 1999, among Buhrmann NV, North Acquisition Corporation and the Company.
         6. The First Amendment to the Agreement and Plan of Merger, dated as of September 24, 1999 among Buhrmann NV, North Acquisition Corporation and the Company.

                                                         Page 24 of 93 Pages

                                SIGNATURES
                                ----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  November 2, 1999
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                         Page 25 of 93 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President

                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder

                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel

                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik


                                    MARLIN PARTNERS I, L.P.

                                    By:  MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                       ---------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                    ------------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    /s/ Martin E. Franklin
                                    ------------------------------------------
                                          Martin E. Franklin

                                    /s/ Ian G.H. Ashken
                                    ------------------------------------------
                                          Ian G.H. Ashken

                                                         Page 26 of 93 Pages

                                  Schedule A

                        Brahman Partners II, L.P.

                         Transactions in the Common Stock

Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                         940,200                         $9.7

                                                         Page 27 of 93 Pages

                                  Schedule A

                        Brahman Institutional Partners, L.P.

                         Transactions in the Common Stock

Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                         3,273,740                         $9.7

                                                         Page 28 of 93 Pages

                                  Schedule A

                               BY Partners, L.P.

                         Transactions in the Common Stock

Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        3,420,800                         $9.7

                                                         Page 29 of 93 Pages

                                  Schedule A

                            Brahman Bull Fund, L.P.

                         Transactions in the Common Stock

Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                         40,000                         $9.7

                                                         Page 30 of 93 Pages

                                  Schedule A

                          Brahman Management, L.L.C.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        7,684,740                       $9.7

                                                         Page 31 of 93 Pages

                                  Schedule A

                              Brahman Capital Corp.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        3,887,400                       $9.7

<PAGE

                                                         Page 32 of 93 Pages

                                  Schedule A

                               Peter A. Hochfelder

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        8,149,840                       $9.7

<PAGE

                                                         Page 33 of 93 Pages

                                  Schedule A

                                Robert J. Sobel

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        8,151,340                     $9.7

<PAGE

                                                         Page 34 of 93 Pages

                                  Schedule A

                                Mitchell A. Kuflik

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        8,151,340                     $9.7

<PAGE

                                                         Page 35 of 93 Pages

                                  Schedule A

                                Marlin Partners I, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                        513,960                     $9.7

<PAGE

                                                         Page 36 of 93 Pages

                                  Schedule A

                                Marlin Management, L.L.C.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                       513,960                     $9.7

<PAGE

                                                         Page 37 of 93 Pages

                                  Schedule A

                              Martin E. Franklin

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                         538,960                         $9.7

                                                         Page 38 of 93 Pages

                                  Schedule A

                               Ian G.H. Ashken

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
10-29-99                      513,960                            $9.7

                                                         Page 39 of 93 Pages
                                                                   Exhibit 5


















                           AGREEMENT AND PLAN OF MERGER
                                      AMONG
                                   BUHRMANN NV,
                           NORTH ACQUISITION CORPORATION,
                                        AND
                               CORPORATE EXPRESS, INC.
                                   July 13, 1999

                                                         Page 40 of 93 Pages

     AGREEMENT AND PLAN OF MERGER

     Agreement and Plan of Merger, dated as of July 13, 1999 (the "Agreement"), by and among Buhrmann NV, a company organized under the laws of the Kingdom of The Netherlands (the "Buyer"), North Acquisition Corporation, a Colorado corporation and a wholly-owned Subsidiary of the Buyer (the "Merger Subsidiary"), and Corporate Express, Inc., a Colorado corporation (the "Company"). The Buyer, the Merger Subsidiary, and the Company are referred to collectively herein as the "Parties."

     WHEREAS, the Supervisory and Executive Boards of the Buyer and the respective Boards of Directors of the Merger Subsidiary and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective shareholders to consummate the merger of Merger Subsidiary with and into the Company on the terms and conditions set forth herein, pursuant to which the Buyer will acquire all of the outstanding capital stock of the Company for cash on the terms and conditions set forth herein;

     WHEREAS, this Agreement provides for the sale of the Delivery Systems Companies or the spinoff (through the Merger) of such companies at the Effective Time on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

                                ARTICLE I.

                               DEFINITIONS.

     "Acquisition Proposal" means any written offer or proposal for, or any written indication of interest in, any (i) direct or indirect acquisition or purchase of a business or assets that constitute 20% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole (excluding the Delivery Systems Companies and the Expedited Companies), (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (excluding the Delivery Systems Companies and the Expedited Companies), (iii) tender offer and/ or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (excluding the Delivery Systems Companies and the Expedited Companies), or
(iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole (excluding the Delivery Systems Companies and the Expedited Companies), other than the transactions contemplated by this Agreement, including the Merger, Delivery Systems Dispositions and the Expedited Dispositions.

                                                         Page 41 of 93 Pages

     "Affected Employees" has the meaning set forth in Section 5.18(b). "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

     "Applicable Laws" shall mean, with respect to a Person, any and all statutes, laws, ordinances, rules, orders and regulations of any Governmental Authority applicable to such Person and/or such Person's business, properties or assets.

      "Articles of Merger" has the meaning set forth in Section 2.3 below.

      "Buyer" has the meaning set forth in the preface above.

      "Buyer Disclosure Schedule" has the meaning set forth in Article IV below.

      "Buyer Shareholder Approval" has the meaning set forth in Section
5.7(d).

      "Buyer Special Meeting" has the meaning set forth in Section 5.7(d).

      "Central Works Council Approval" shall mean the positive advice of the Central Works Council of the Buyer with regard to the Merger and the financing implications thereof.

      "Closing" has the meaning set forth in Section 2.2 below.

      "Closing Date" has the meaning set forth in Section 2.2 below.

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Colorado Business Corporation Act" means the Colorado Business Corporation Act, as amended.

      "Company" has the meaning set forth in the preface above.

      "Company Common Share" means any share of the Common Stock, $.0002 par value per share, of the Company.

      "Company Disclosure Schedule" has the meaning set forth in Article III below.

      "Company Intellectual Property" has the meaning set forth in Section 3.15(a).

      "Company Rights" has the meaning set forth in Section 3.2.

      "Company Rights Agreement" has the meaning set forth in Section 3.2.

      "Company SEC Reports" has the meaning set forth in Section 3.5 below.

      "Company Shareholder" means any Person who or which holds any Company Common Shares.

                                                         Page 42 of 93 Pages

      "Company Shareholder Approval" means the affirmative vote of the holders of two-thirds of the outstanding Company Common Shares in favor of this Agreement and the Merger in accordance with the Colorado Business Corporation Act.

      "Company Special Meeting" has the meaning set forth in Section 5.7(c) below.

      "Company Stock Options" means stock options issued under the Company Stock Plans and summarized (as to number of options and exercise price) in a list made available by the Company to the Buyer.

      "Company Stock Plans" means any and all of the following: the Corporate Express, Inc. 1992 Stock Option Plan; the Amended and Restated 1992 Corporate Express, Inc. Stock Option Plan; the Corporate Express, Inc. 1994 Executive Stock Option Plan; the 1996 Corporate Express, Inc. Supplemental Stock Option Plan; the Corporate Express, Inc. 1994 Stock Option and Incentive Plan (as amended on March 1, 1996); the Corporate Express, Inc. 1996 Stock Option Plan for Outside Directors; the Corporate Express, Inc. Stock Option Plan for French Employees; the Corporate Express, Inc. Stock Option Plan for USD Optionholders; the Corporate Express, Inc. Stock Option Plan for United Transnet, Inc. Optionholders; the Distribution Resources Corporate Express, Inc. Stock Option Plan; the Stock Incentive Plan for Former Optionholders of Data Document Holdings, Inc.; the Non-Qualified Stock Option Agreement for Former Optionholder (John E. Bailey) of Data Document Holdings, Inc.; and the Computer Software Stock Option Plan.

      "Company Stock Purchase Plan" means the Corporate Express, Inc. 1994 Employee Stock Purchase Plan (as amended and restated on January 10, 1995).

      "Confidentiality Agreement" has the meaning set forth in Section
5.12(b).

      "Definitive Financing Agreements" has the meaning set forth in Section
5.9 below.

      "Definitive Proxy Materials" means the definitive proxy materials relating to the Company Special Meeting.

      "Delivery Systems Adjustment Amount" means the amount (whether positive or negative) by which the aggregate amount of cash dividends and distributions paid by, or, to the extent that they are forgiven on or prior to the Effective Time, intercompany advances or loans made by, the Delivery Systems Companies to the Company or to the Company's other Subsidiaries from the first day of the fiscal quarter beginning on May 2, 1999 until the Effective Time (including repayments or reductions in intercompany indebtedness owed by the Delivery Systems Companies) exceeds the aggregate amount of capital contributions and intercompany advances and loans made by the Company or its other Subsidiaries to the Delivery Systems Companies (and other payments made by the Company or its other Subsidiaries on behalf of or for the direct benefit of the Delivery Systems Companies) during such period.

     "Delivery Systems Companies" means Corporate Express Delivery Systems, Inc., a Delaware corporation; American Delivery System, Inc., a Michigan

                                                         Page 43 of 93 Pages

corporation; Corporate Express Distribution Services, Inc., a Michigan corporation; New Delaware Delivery, Inc., a Delaware corporation; Red Arrow Corporation, a Missouri corporation; RAC, Inc.; Red Arrow Spotting Services, Inc.; Red Arrow Trucking Co.; Red Arrow Warehousing, Co.; Rush Trucking, Inc.; Corporate Express Delivery Systems- Intermountain, Inc., a Delaware corporation; Corporate Express Delivery Leasing- Intermountain, Inc., a Delaware corporation; Corporate Express Delivery Systems- Mid-Atlantic, Inc., a Delaware corporation; Corporate Express Delivery Leasing- Mid-Atlantic, Inc., a Delaware corporation; Corporate Express Delivery Systems-Mid-West, Inc., a Delaware corporation; Corporate Express Delivery Leasing-Mid-West, Inc., a Delaware corporation; Corporate Express Delivery Systems-New England, Inc., a Delaware corporation; Corporate Express Delivery Leasing-New England, Inc., a Delaware corporation; Corporate Express Delivery Systems-Northeast, Inc., a Delaware corporation; Corporate Express Delivery Leasing-Northeast, Inc., a Delaware corporation; Corporate Express Delivery Leasing-Southeast, Inc., a Delaware corporation; Air Courier Dispatch of New Jersey, Inc., a Minnesota corporation; Sunbelt Courier, Inc., an Arkansas corporation; Tricor America, Inc., a California corporation; Corporate Express Delivery Systems - Southwest, Inc., a Delaware corporation; Corporate Express Delivery Leasing - Southwest, Inc., a Delaware corporation; Corporate Express Delivery Systems - West Coast, Inc., a Delaware corporation; Corporate Express Delivery Systems A.I Division, Inc.; Corporate Express Delivery Leasing -West Coast, Inc., a Delaware corporation; Midnite Express International Couriers Limited; Midnite Express International Courier, Inc.; Midnite Express International (Australia) Pty. Limited; Corporate Express Delivery Systems -A.V. Division, Inc.; Corporate Express Delivery Administration, Inc., a Nevada corporation; Corporate Express Delivery Management Business Trust, a Delaware Business Trust; USDS Canada, Ltd.; 3152740 Canada, Inc.; and Swift Messenger Service Canada, Ltd. The Delivery Systems Companies do not include the Expedited Companies.

      "Delivery Systems Dispositions" means the consummation of the sale of the stock or assets of the Delivery Systems Companies, in one or more transactions, to a Person or Persons other than the Company, its other Subsidiaries or the Buyer.

      "Delivery Systems Losses" has the meaning set forth in Section 5.3(g).

      "Delivery Systems Proceeds" means the sum of (a) the aggregate Proceeds from all Delivery Systems Dispositions and (b) the Delivery Systems Adjustment Amount (if the Delivery Systems Dispositions shall have occurred).

      "Delivery Systems Spinoff' has the meaning set forth in Section 5.4(a).

      "Disposition Proceeds" means an aggregate amount equal to: (a) the Delivery Systems Proceeds, if any, (b) the Expedited Proceeds, (c) the Negotiable Securities Proceeds and (d) the Final Adjustment Amount.

      "Dissenting Share" means any Company Common Share as to which any Company Shareholder has properly exercised his or its appraisal rights under the Colorado Business Corporation Act.

      "Effective Time" has the meaning set forth in Section 2.4(a) below.

                                                         Page 44 of 93 Pages

      "Employee Benefit Plans" means all employee benefit plans (as defined in Section 3(3) of ERISA) and all other employee benefit plans, agreements, contracts or arrangements providing benefits and or compensation and or the deferral thereof, whether or not subject to ERISA, including executive compensation and directors' benefit plans, and payroll practices which the Company, any of its Subsidiaries or any ERISA Affiliate of the Company maintains, contributes to or has any obligation to or liability for (but excluding individual employment and severance agreements, collective bargaining agreements and any "multiemployer plans" (within the meaning of Section 4001(a)(3) of ERISA) to which the Company or any of its Subsidiaries contributes or is required to contribute thereunder, and plans providing for fringe benefits, tuition reimbursement, credit union benefits, employee assistance or other similar non-material benefits).

      "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices, investigations, notices of noncompliance or violation or proceedings under any Environmental Law or any permit issued under any Environmental Law (for purposes of this definition, "Claims"), including (A) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all written Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

      "Environmental Laws" shall mean any and all applicable federal, state, local or foreign statutes, common law, ordinances, rules, regulations, Permits, judgments, orders, decrees, injunctions or other legally binding authorizations, relating to pollution or protection of the environment, health or safety, including: (a) releases as defined in 42 U.S.C. Section 9601(22) ( "Releases") or threatened Releases of Hazardous Material into the environment; or (b) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of, or exposure to, a Hazardous Material.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all rules and regulations promulgated thereunder.

      "ERISA Affiliate" means, with respect to a Person, any other Person that, together with such Person, as of the relevant measuring date, is or was required to be treated as a single employer under Section 414 of the Code.

      "EU Competition Laws" has the meaning set forth in Section 3.4.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Expedited Adjustment Amount" means the amount (whether positive or negative) by which the aggregate amount of cash dividends and distributions paid by, or, to the extent that they are forgiven on or prior to the Effective Time, intercompany advances or loans made by, the Expedited Companies to the Company or to the Company's other Subsidiaries from the first day of the fiscal quarter beginning on May 2, 1999 until the Effective Time (including repayments or reductions in intercompany indebtedness owed by the Expedited

                                                         Page 45 of 93 Pages

Companies) exceeds the aggregate amount of capital contributions and intercompany advances and loans made by the Company or its other Subsidiaries to the Expedited Companies (and other payments made by the Company or its other Subsidiaries on behalf of or for the direct benefit of the Expedited Companies) during such period.

      "Expedited Companies" means Corporate Express Delivery Systems - Expedited, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Company, and Corporate Express Delivery Leasing -Expedited, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Company.

      "Expedited Dispositions" means the consummation of the sale of the stock or assets of the Expedited Companies, in one or more transactions, to a Person or Persons other than the Company, the Company's other Subsidiaries or the Buyer, including any sale, liquidation or collection of receivables generated by the Expedited Companies that is part of or related to such sale.

      "Expedited Proceeds" means the sum of (a) the aggregate Proceeds from the Expedited Dispositions and (b) the Expedited Adjustment Amount (if the Expedited Dispositions shall have occurred).

     "Fairness Opinions" has the meaning set forth in Section 5.8 below.

     "Final Adjustment Amount" means the amount (whether positive or negative) by which (a) the sum of (i) the Forms Sale Final Adjustment and (ii) the Sofco Final Adjustment exceeds (b) $3,351,270.

     "Financing Commitments" has the meaning set forth in Section 4.2 below.

     "Forms Sale Proceeds" means the Proceeds received by the Company from the sale of certain assets constituting its forms businesses pursuant to the Asset Purchase Agreement between Global Docugraphix Inc. and CEX Holdings, Inc., dated as of May 28, 1999.

     "Forms Sale Final Adjustment" means the amount (whether positive or negative) by which the Forms I Sale Proceeds exceeds $9,362,000.

      "GAAP" means United States generally accepted accounting principles as in effect from time to time.

     "Governmental Authority" shall mean any federal, state, local or foreign court, administrative agency or commission or other governmental authority or instrumentality.

      "Hart-Scott-Rodino Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      "Hazardous Material" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that has become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, gas; and (B) hazardous substances (as defined in 42 U.S.C. Section 9601(14)).

                                                         Page 46 of 93 Pages

      "lndemnitees" has the meaning set forth in Section 5.16(c).

      "Material Adverse Effect", with respect to any Person, means any material adverse effect on the business, assets, liabilities, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, excluding effects attributable directly and predominantly to the announcement of this Agreement, including the loss of employees, customers, orders, products or suppliers; provided, that with respect to the Company, such determination shall be made after giving effect to the Expedited Dispositions (to the extent consummated) and the Delivery Systems Dispositions or Delivery Systems Spinoff.

      "Merger" has the meaning set forth in Section 2.1 below.

      "Merger Consideration" has the meaning set forth in Section 2.4(e) below.

      "Merger Subsidiary" has the meaning set forth in the preface above.

      "NMS" shall mean the Nasdaq National Market.

     "Negotiable Securities" has the meaning set forth in Section 5.2.

      "Negotiable Securities Proceeds" means the aggregate cash proceeds received by the Company from the sale of the Negotiable Securities from the date hereof to the Effective Time, net of out-of-pocket fees and expenses paid to third parties.

      "Non-U.S. Plans" has the meaning set forth in Section 3.11(h).

      "Option Termination Adjustment Amount" means (a) $10.0 million plus (b) the amount by which the aggregate cash portion of the Merger Consideration that would be payable upon the exercise of all Company Stock Options or Warrants existing on the date hereof that are terminated or cancelled prior to the Effective Time (other than under Section 5.17(a) or 5.17(c)) exceeds the aggregate exercise price of all such terminated or cancelled Company Stock Options or Warrants.

     "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

      "Parties" has the meaning set forth in the preface above.

      "Paying Agent" has the meaning set forth in Section 2.5(a) below.

      "Payment Fund" has the meaning set forth in Section 2.5(a) below.

      "Per Share Adjustment Amount" means:

            (a) the amount, if any, by which (i) the Disposition Proceeds exceeds (ii) $70.0 million (or $20.0 million if the Delivery Systems Spinoff is elected under Section 5.4); or

                                                         Page 47 of 93 Pages

            (b) provided that the Delivery Systems Spinoff is not elected, the negative of the amount, if any, by which (i) $50.0 million exceeds
           (ii) the Disposition Proceeds;

in either case divided by the Total Number of Company Common Shares
Outstanding.

      "Permits" shall mean any and all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights, including all authorizations under Environmental Laws.

      "Permitted Cash Investments" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $100.0 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-I or the equivalent thereof or from Moody's is at least P-I or the equivalent thereof, in each case with maturities of not more than twelve months from the date of acquisition; and (c) repurchase agreements with a bank or trust company having capital and surplus in excess of $100.0 million for direct obligations issued by or fully guaranteed by the United States of America in which the Surviving Corporation will have a perfected first priority security interest (subject to no other liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of repurchase obligations.

      "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof) .

      "Proceeds" means the aggregate proceeds received by the Company or any of its Subsidiaries in respect of any of the Delivery Systems Dispositions, the Expedited Dispositions, the Sofco Disposition or the assets described in the definition of Forms Sale Proceeds (including the fair market value of any non-cash consideration received in any such sale as determined by the Buyer in its sole discretion), including the aggregate proceeds received from any sales, liquidations or collections of receivables generated in connection with such sale or dispositions, net of out-of-pocket fees and expenses paid to third parties.

      "SEC" means the Securities and Exchange Commission.

      "Securities Act" means the Securities Act of 1933, as amended.

                                                         Page 48 of 93 Pages

      "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialman's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings,
(c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

      "Sofco" means Sofco Inc., a New York corporation and an indirect wholly-owned subsidiary of the Company.

      "Sofco Adjustment Amount" means the amount (whether positive or negative) by which the aggregate amount of cash dividends and distributions paid by, or, to the extent that they are forgiven on or prior to the Effective Time, intercompany advances or loans made by, Sofco to the Company or to the Company's other Subsidiaries from the first day of the fiscal quarter beginning on May 2, 1999 until the Effective Time (including repayments or reductions in intercompany indebtedness owed by Sofco) exceeds the aggregate amount of capital contributions and intercompany advances and loans made by the Company or its other Subsidiaries to Sofco (and other payments made by the Company or its other Subsidiaries on behalf of or for the benefit of Sofco) during such period.

      "Sofco Disposition" means the consummation of the sale of U.S. Food Service stock received under the Stock Purchase Agreement dated as of May 27, 1999 between U.S. Food Service and CEX Holdings, Inc.

      "Sofco Final Adjustment" means the amount (whether positive or negative) by which the Sofco Proceeds exceeds $57,286,730.

      "Sofco Proceeds" means the sum of (a) the aggregate Proceeds from the Sofco Disposition and (b) the Sofco Adjustment Amount.

      "Spinoff Securities" has the meaning set forth in Section 5.4(a).

      "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to elect a majority of the directors.

      "Superior Proposal" means any bona fide Acquisition Proposal for or in respect of all of the outstanding Company Common Shares, Company Stock Options and Warrants on terms that the Board of Directors of the Company determines in its good faith reasonable judgment (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel of nationally recognized reputation, taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, financing commitments and conditions to consummation) are more favorable to the Company's stockholders than the transactions contemplated by this Agreement.

      "Surviving Corporation " has the meaning set forth in Section 2.1 below.

      "S-4 Registration Statement" has the meaning set forth in Section 5.7(b)

      "Tax Returns" has the meaning set forth in Section 3.10(a). "Taxes" has the meaning set forth in Section 3.10(a).

                                                         Page 49 of 93 Pages

      "Total Number of Company Common Shares Outstanding" means 104,889,575 shares plus (i) any additional Company Common Shares issued in accordance with
Section 5.11 after the date hereof and prior to the Effective Time and (ii) the number of Company Common Shares issuable upon exercise of Company Stock Options and Warrants outstanding immediately prior to the Effective Time that have a per share exercise price less than the cash portion of the Merger Consideration.

      "Transition Services Agreement" has the meaning set forth in Section 5.4(c)(iv).

      "WARN" means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq., and the rules and regulations promulgated thereunder.

      "Warrants" means (a) the outstanding warrants to purchase 562,500 Company Common Shares at an exercise price of $4.89 per share that expire on January 31, 2002, (b) the outstanding warrants to purchase 19,500 Company Common Shares at an exercise price of $9.44 per share that expire on February 28, 2005 and (c) the outstanding warrants to purchase 49,839 Company Common Shares at an exercise price of $.01 that expire on July 15, 2002.

                              ARTICLE II.

                           MERGER TRANSACTIONS.

SECTION 2.1. The Merger.

      On and subject to the terms and conditions of this Agreement, the Merger Subsidiary will merge with and into the Company (the "Merger") at the Effective Time. The Company shall be the corporation surviving the Merger (the "Surviving Corporation") and the separate corporate existence of the Merger

Subsidiary shall cease.

SECTION 2.2. The Closing.

     The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at a location to be determined in New York, New York, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the "Closing Date").

SECTION 2.3. Actions at the Closing.

     At the Closing, (i) the Company will deliver to the Buyer and the Merger Subsidiary the various certificates, instruments, and documents referred to in
Section 6.1 below, (ii) the Buyer and the Merger Subsidiary will deliver to the Company the various certificates, instruments, and documents referred to in Section 6.2 below, (iii) the Company and the Merger Subsidiary will file with the Secretary of State of the State of Colorado Articles of Merger in form satisfactory to the Parties (the "Articles of Merger"), and (iv) the

                                                         Page 50 of 93 Pages

Buyer will cause the Surviving Corporation to deliver the Payment Fund to the Paying Agent in the manner provided below in this Article II.

SECTION 2.4. Effect of Merger.

      (a) General. The Merger shall become effective at the time (the "Effective Time") the Company and the Merger Subsidiary file the Articles of Merger with the Secretary of State of the State of Colorado. The Merger shall have the effect set forth in the Colorado Business Corporation Act. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or the Merger Subsidiary in order to carry out and effectuate the transactions contemplated by this Agreement.

     (b) Articles of Incorporation. The Articles of Incorporation of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the Articles of Incorporation of the Merger Subsidiary immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

     (c) Bylaws. The Bylaws of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the Bylaws of the Merger Subsidiary immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

     (d) Directors and Officers. The directors of the Merger Subsidiary and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the by-laws of the Surviving Corporation.

     (e) Conversion of Company Common Shares. At and as of the Effective Time, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive:

          (i) the sum in cash of $9.70 (or $9.20 if the Company elects, or if the Buyer causes the Company to elect, the Delivery Systems Spinoff pursuant to Section 5.4) and the Per Share Adjustment Amount (whether positive or negative); and

          (ii) if the Company elects (or if the Buyer causes the Company to elect) the Delivery Systems Spinoff pursuant to Section 5.4, a number of Spinoff Securities equal to the total number of Spinoff Securities to be distributed in the Delivery Systems Spinoff divided by the Total Number
                                                 -------
     of Company Common Shares Outstanding (the cash consideration payable pursuant to subsection (i) and the Spinoff Securities issuable pursuant to subsection (ii) collectively referred to as the "Merger
     Consideration").

                                                         Page 51 of 93 Pages

     (f) Certain Adjustments. If, subject to Section 5.11, between the date of this Agreement and the Effective Time, the outstanding Company Common Shares are changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date prior to the Effective Time, the Merger Consideration shall be correspondingly adjusted. No Company Common Share shall be deemed to be outstanding or to have any rights other than those set forth above in Section 2.4(e) and this Section 2.4(f) after the Effective Time. At and as of the Effective Time, each Dissenting Share shall be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the provisions of the Colorado Business Corporation Act.

     (g) Conversion of Capital Stock of the Merger Subsidiary. At and as of the Effective Time, each share of Common Stock, $.01 par value per share, of the Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive one share of Common Stock, $.01 par value per share, of the Surviving Corporation.

     (h) Treatment of Company Stock Options and Warrants. The Company Stock Options and the Warrants will receive the treatment set forth in Section 5.17.

SECTION 2.5. Procedure for Payment.

     (a) Immediately after the Effective Time, (A) the Buyer will cause the Surviving Corporation to furnish to a bank or trust company selected by the Buyer and approved prior to the Effective Time by the Company, which approval shall not be withheld unreasonably (the "Paying Agent"), a fund (the "Payment Fund") consisting of cash and, if applicable, Spinoff Securities, sufficient in the aggregate for the Paying Agent to make full payment of the Merger Consideration, (B) the Buyer will cause the Paying Agent to mail a letter of transmittal (with instructions for its use) to each record holder of outstanding Company Common Shares for the holder to use in surrendering the certificates which represented his or its Company Common Shares against payment of the Merger Consideration and (C) the Buyer shall cause the Paying Agent to pay and issue the Merger Consideration to the holders of outstanding Company Common Shares entitled thereto. No interest will accrue or be paid to the holder of any outstanding Company Common Shares.

     (b) The Buyer may cause the Paying Agent to invest the cash included in the Payment Fund in Permitted Cash Investments. The Buyer may cause the Paying Agent to pay over to the Surviving Corporation any net earnings with respect to the investments, and the Buyer will cause the Surviving Corporation to replace promptly any portion of the Payment Fund which the Paying Agent loses through investments.

     (c) The Buyer may cause the Paying Agent to pay over to the Surviving Corporation any portion of the Payment Fund (including any earnings thereon) remaining one year after the Effective Time, and thereafter all former shareholders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat, and other similar laws) as general creditors thereof with respect to the cash payable upon surrender of their certificates.

                                                         Page 52 of 93 Pages

     (d) The Buyer shall cause the Surviving Corporation to pay all charges and expenses of the Paying Agent.

SECTION 2.6. Closing of Transfer Records.

     After the close of business on the Closing Date, transfers of Company Common Shares outstanding prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation.

SECTION 2.7. Withholding Rights.

     The Buyer, the Merger Subsidiary, the Company, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares, Company Stock Options, Warrants or 4 1/2% Convertible Notes due 2000 of the Company such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

SECTION 2.8. Use of Corporate Express Name and Headquarters.

     Following the Merger, the Company will operate its North American operations for the foreseeable future using the Corporate Express name. In addition, the Company will continue to operate its North American operations for the foreseeable future out of the Company's headquarters in Broomfield, Colorado.

                               ARTICLE III.

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Buyer and the Merger Subsidiary that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as set forth in the disclosure schedule accompanying this Agreement (the "Company Disclosure Schedule"). The representations and warranties contained in this Article III apply only to the Company and its Subsidiaries other than the Delivery Systems Companies and the Expedited Companies (and not including the agreements relating to the sale thereof). The Company Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article III.

                                                         Page 53 of 93 Pages


SECTION 3.1. Organization, Qualification, and Corporate Power.

     Each of the Company and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company and its Subsidiaries is duly qualified or licensed to conduct business and is in good standing under the laws of each jurisdiction in which the property owned, leased or operated by it or in which the nature of the business conducted by it requires such qualification, except where the lack of such qualification or license would not have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has, prior to the date of this Agreement, delivered to the Buyer complete and correct copies of the Articles of Incorporation and Bylaws of the Company.

SECTION 3.2. Capitalization.

     The entire authorized capital stock of the Company consists of (i) 300,000,000 Company Common Shares, of which 104,889,575 Company Common Shares are issued and outstanding and 39,635,681 Company Common Shares are held in treasury as of the date hereof, (ii) 3,000,000 shares of non-voting common stock, par value $.0002 per share, of which no shares are issued and outstanding, and (iii) 25,000,000 shares of preferred stock, par value $.0001 per share, of which no shares are issued and outstanding. Except for (v) rights to purchase Company Common Shares under the Company Stock Purchase Plan, (w) the rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of January 29, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Company Rights Agreement"), (x) the Company Stock Options, (y) the Warrants and (z) the 4 1/2% Convertible Notes due 2000 of the Company, there are no outstanding or authorized options, warrants, calls, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding or to redeem or transfer any of its capital stock. Neither the Company nor any of its Subsidiaries has authorized or issued and outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or to convert or exchange such bonds, debentures, notes or other indebtedness into securities the holders of which have the right to vote) with the shareholders of such Person on any matter, other than the Company Common Shares which may be issued upon conversion of the 4 l/2% Convertible Notes due 2000 of the Company. All issued and outstanding Company Common Shares have been duly authorized and are validly issued and fully paid and nonassessable and are not subject to preemptive rights.

SECTION 3.3. Authorization of Transaction.

     The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby; provided, however, that the Company cannot

<PAGE

                                                         Page 54 of 93 Pages

consummate the Merger unless and until it receives the Company Shareholder Approval. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by the Company's Board of Directors, and, except for the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of Buyer and Merger Subsidiary and is enforceable against Buyer and Merger Subsidiary in accordance with its terms, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally.

SECTION 3.4. Noncontravention.

     Assuming (i) the filings required under the Hart-Scott-Rodino Act are made and the waiting period thereunder has been terminated or has expired,
(ii) the applicable requirements of the NMS have been met, (iii) the prior notification and reporting requirements of the European Community pursuant to Council Regulation 4064/89, as amended (the "EU Competition Laws"), as well as any antitrust filings/notifications which must or may be effected at the national level in countries having jurisdiction are complied with or made and the waiting period thereunder has been terminated or has expired and the necessary approvals, if any, have been obtained, (iv) the requirements of the Securities Act relating to the S-4 Registration Statement and the requirements of the Exchange Act relating to the proxy statement required in connection with the Company Special Meeting have been met, (v) the filing of the Articles of Merger and other appropriate merger documents, if any, as required by the Colorado Business Corporation Act, are made and (vi) the Company Shareholder Approval has been obtained in accordance with the Colorado Business Corporation Act, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not: (A) violate or conflict with any provision of the Company's Articles of Incorporation or Bylaws; (B) violate or conflict with any statute, ordinance, rule, regulation, order or decree of any court or of any governmental or regulatory body, agency or authority applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets may be bound; (C) require any filing by the Company or any of its Subsidiaries with, or the obtaining by the Company or any of its Subsidiaries of any permit, consent or approval of, or the giving of any notice by the Company or any of its Subsidiaries to, any governmental or regulatory body, agency or authority; or (D) result in a violation or breach of, conflict with or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Security Interest upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, contract, lease, franchise agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which any such Person or any of its properties

                                                         Page 55 of 93 Pages

or assets are bound (other than the actions taken with respect to the Company Stock Options and the Warrants pursuant to Section 5.17), except in all such cases where the violation, breach, default or failure to file would not reasonably be expected to have a Material Adverse Effect on the Company or would not impair or materially delay the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

SECTION 3.5. Filings with the SEC.

     The Company and its Subsidiaries have timely filed all forms, reports, schedules, statements, registration statements and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, and all forms, reports, schedules, statements, registration statements and other documents filed with the SEC by the Company and its Subsidiaries have complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the SEC rules and regulations promulgated thereunder. The Company has, prior to the date of this Agreement, made available to Buyer true and complete copies of all forms, reports, schedules, statements, registration statements and other filings filed by the Company and its Subsidiaries with the SEC since January 1, 1997 (such forms, reports, schedules, statements, registration statements and other filings, together with any exhibits, any amendments thereto and information incorporated by reference therein, are sometimes collectively referred to as the "Company SEC Reports"). As of their respective dates or, if amended, as of the date of the last such amendment prior to the date hereof the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 3.6. Financial Statements.

     Each of the consolidated balance sheets of the Company and its consolidated Subsidiaries as of the end of the fiscal quarter ended May 1, 1999, as of the end of the fiscal year ended January 30, 1999, as of the end of the eleven months ended January 31, 1998 and as of the end of the fiscal year ended March 1, 1997 and the consolidated statements of operations, consolidated statements of stockholders' equity and consolidated statements of cash flows of the Company and its consolidated Subsidiaries for the fiscal quarter ended May 1, 1999, for the fiscal year ended January 30, 1999, for the eleven months ended January 31, 1998 and for the fiscal year ended March 1, 1997 contained in the Company SEC Reports were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto and except that the interim financial statements lack footnotes and are subject to year-end audit adjustments) and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in cash flows for the periods then ended.

SECTION 3.7. Compliance with Applicable Laws.

     (a) Except as disclosed in the Company SEC Reports, since June 1, 1996, the Company and its Subsidiaries have been in compliance with all Applicable Laws, except for such noncompliance which, individually or in the aggregate,

                                                         Page 56 of 93 Pages

would not be reasonably expected to have a Material Adverse Effect on the Company.

     (b) Each of the Company and its Subsidiaries has in effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, other than such Permits the absence of which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, and there has occurred no default under any such Permit other than such defaults which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on the Company.

     (c) Each of the Company and its Subsidiaries is, and has been, to the best knowledge of the Company, each entity formerly owned by the Company's Subsidiaries, while so owned, was in compliance in all respects with all applicable Environmental Laws, except for such noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     (d) Except as could not reasonably be expected to have a Material Adverse Effect on the Company, (i) Hazardous Materials have not been released or disposed of by the Company or its Subsidiaries, or to the best knowledge of the Company, by any other Person, on any property currently or formerly owned, operated or leased by the Company and its Subsidiaries and no Hazardous Materials released by the Company or its Subsidiaries or to the best knowledge of the Company, by any other Person, have migrated to or have been transmitted to any property adjoining or adjacent to any such property, (ii) the Company and each of its Subsidiaries have obtained all Permits and are in substantial compliance with all Environmental Laws and the requirements of any Permits and all such Permits are in full force and effect, (iii) there are no past, pending or threatened Environmental Claims against the Company or any of its Subsidiaries or any of their properties or against any Person whose liability for such Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law and (iv) there are no facts or circumstances, conditions or occurrences regarding any of the properties owned or leased by the Company or its Subsidiaries to cause such properties to be subject to any restrictions on its ownership, occupancy, use or transferability under any Environmental Law.

SECTION 3.8. Absence of Changes or Events.

     Except as disclosed in the Company SEC Reports and except for the Expedited Dispositions, the Sofco Disposition, the sale of the forms business described in the definition of Forms Sale Proceeds, the Delivery Services Dispositions and the Delivery Services Spinoff and the other transactions contemplated by this Agreement, (a) since January 30, 1999, there has not been any change or occurrence which resulted in or is reasonably expected to have a Material Adverse Effect on the Company, and (b) since January 30, 1999, the Company and its Subsidiaries have conducted their businesses only in the Ordinary Course of Business and there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of the Company, (ii) any split, combination or reclassification of any of the capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock of the Company,
(iii) any damage, destruction or loss that has had or could be reasonably

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                                                         Page 57 of 93 Pages

expected to have a Material Adverse Effect on the Company, or (iv) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP.

SECTION 3.9. Litigation.

     Except as disclosed in the Company SEC Reports, there is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before (or to the best knowledge of the Company any investigation or review by) any governmental or other instrumentality or agency, pending, or, to the best knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries, or any of their respective properties or rights which would have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding which would have a Material Adverse Effect on the Company.

SECTION 3.10. Taxes.

     (a) Tax Returns. The Company and each of its Subsidiaries has timely filed or caused to be timely filed with the appropriate taxing authorities (taking into account extensions) all material federal and other returns, statements, forms and reports for Taxes (as hereinafter defined) ("Tax Returns") that are required to be filed by, or with respect to, the Company and such Subsidiaries on or prior to the Closing Date. Such Tax Returns were correct and complete in all material respects. "Taxes" shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all Federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group.

     (b) Payment of Taxes. The Company and its Subsidiaries have timely and in the manner prescribed by law paid all material Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been made on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

     (c) Other Tax Matters.

     (i) The Company and each of its Subsidiaries have not been the subject of an audit or other examination of Taxes by the tax authorities of any nation, state or locality with respect to any taxable period for which the statute of limitations has not expired, nor has the Company or any of its Subsidiaries received any written notices with respect to such taxable periods from any tax authority, relating to any issue which could materially affect the Tax liability of the Company or any of its Subsidiaries that has not been resolved or paid in full.

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                                                         Page 58 of 93 Pages

     (ii) The Company has provided or made available to Buyer complete and accurate copies of (A) all federal income Tax Returns, and any amendments thereto, filed by the Company or any of its Subsidiaries covering all years ending on or after February 28, 1995 and all state income or franchise Tax Returns, and any amendments thereto, filed by the Company or any of its Subsidiaries, covering all taxable years ending on or after January 31, 1998,
(B) all audit reports received from any taxing authority relating to any Tax Return filed by the Company of any of its Subsidiaries, (C) any written and legally binding agreement with a taxing authority relating to Taxes entered into by the Company or any of its Subsidiaries that would have a continuing effect after the Closing Date and (D) any written ruling of a taxing authority relating to Taxes received by the Company or any of its Subsidiaries that would have a continuing effect after the Closing Date.

     (iii) All material Taxes which the Company or any of its Subsidiaries is (or was) required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

     (iv) There are no tax sharing, allocation, indemnification or similar agreements or arrangements in effect as between the Company, any Subsidiary, or any predecessor or Affiliate of any of them and any other party under which Buyer, or the Company (or any of its Subsidiaries) could be liable for any material Taxes or other material claims of any party other than the Company or any Subsidiary of the Company.

     (v) Neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 or any similar provision of the Code or the corresponding tax laws of any nation, state or locality by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the Internal Revenue Service or other taxing authority has not initiated or proposed any such adjustment or change in accounting method.

     (vi) Neither the Company nor any of its Subsidiaries: (A) has requested any extensions of time within which to file Tax Returns, which Tax Returns have not since been filed, (B) has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or any of its Subsidiaries which statute of limitations has not expired or (C) is contesting the Tax liability of the Company or any of its Subsidiaries before any court, tribunal or agency.

     (vii) No election under 341(f) of the Code has been made or shall be made prior to the Closing Date to treat the Company as a consenting corporation as defined in Section 341 of the Code.

     (viii) No amount payable under any Employee Benefit Plan or other agreement, contract, or arrangement will fail to be deductible for Federal income tax purposes by virtue of Section 280G or Section 162(m) of the Code or will fail to be deductible under the Applicable Laws of any non-U.S. jurisdiction.

     (ix) To the best knowledge of the Company, no foreign person owns or has owned beneficially more than five percent of the total fair market value of Company Common Stock during the applicable period specified in Section 897(c)
(I)(A)(ii) of the Code.  To the best knowledge of the Company, no

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                                                         Page 59 of 93 Pages

foreign person owns or has owned beneficially Company Stock Options, Warrants or 4 1/2% Convertible Notes due 2000 of the Company having a fair market value greater than five percent of the total fair market value of the Company Common Shares measured at the time of such ownership.

SECTION 3.11. Employee Benefits.

     (a) The Company has made available to the Buyer a true and complete list as of the date of this Agreement of all Employee Benefit Plans currently maintained by the Company of any of its Subsidiaries for the benefit of any current or former employee, director, officer, consultant or agent of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes, has any obligation to contribute, has any liability or is a party, except for Employee Benefit Plans with respect to employees outside the United States. The Company has also made available to Buyer true and complete copies of (i) all employment agreements providing for annual base compensation in excess of $125,000, (ii) all agreements or arrangements, payments under which may fail to be deductible for Federal income tax purposes by virtue of Section 280G or Section 162(m) of the Code, and (iii) all other agreements providing for bonus, incentive compensation, change in control, retention or severance benefits to any current or former employee, officer, director, consultant or agent that would be triggered or payable, in whole or in part, by the transactions under this Agreement and that would materially exceed the benefits under the Corporate Express Severance Policy, dated December 1, 1998 (assuming that the recipient of such payment would receive a payment under the Corporate Express Severance Policy), except in the case of each of (i), (ii) and (iii), individual employment agreements with employees who are employed outside of the United States.

     (b) Each Employee Benefit Plan intended to be "qualified" (within the meaning of Section 401(a) of the Code) has received a favorable determination letter from the Internal Revenue Service and, to the best knowledge of the Company and its Subsidiaries, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

     (c) All material contributions and other payments required to be made by the Company or any of its Subsidiaries to any Employee Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the financial statements contained in the Company SEC Reports.

     (d) Each Employee Benefit Plan is in compliance with all Applicable Laws (including ERISA and the Code) and all applicable collective bargaining or labor agreements and has been administered and operated in accordance with its terms, except where the failure to comply would not result in a Material Adverse Effect on the Company.

     (e) None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability to an Employee Benefit Plan under Title IV of ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due) that, when aggregated with other such liabilities, would result in a material liability of the Company or any of its Subsidiaries that has not been fully paid.

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                                                         Page 60 of 93 Pages

     (f) None of the Company, any of its Subsidiaries nor any ERISA Affiliate
(i) has incurred any unsatisfied withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA to any "Multiemployer Plan" (as defined in Section 4001
(a) (3) of ERISA); or (ii) would be subject to any withdrawal liability if, as of the close of the most recent fiscal year of any such plan ended prior to the date hereof the Company, any of its Subsidiaries or any ERISA Affiliate were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such plan, except where such liability would not, or would not reasonably be expected to, result in a Material Adverse Effect on the Company.

     (g) Except as specifically set forth in this Agreement, no employee, director, officer, consultant or agent of the Company or any of its Subsidiaries shall be entitled to any additional benefit or any acceleration of the time of payment or vesting of any benefit under any Employee Benefit Plan as a result of the consummation of the transactions contemplated by this Agreement.

     (h) With respect to any Employee Benefit Plan maintained outside the United States for the purpose of providing or otherwise making available retirement benefits to employees of the Company or any of its Subsidiaries (collectively, the "Non-U.S Plans"), each of the following is true:

          (A) each Non-U.S. Plan is in compliance in all material respects with the laws and regulations applicable to such plan except where the failure to comply would not result in a Material Adverse Effect on the Company;

          (B) each Non-U.S Plan and related funding arrangement that is intended to qualify for tax-favored status has been reviewed and approved for such status by the appropriate government authority (or has been submitted for such review and approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status; and

          (C) as of the most recent valuation date, there are no material unfunded benefit liabilities.

SECTION 3.12. Brokers' Fees.

     None of the Company and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

SECTION 3.13. Disclosure.

     The Definitive Proxy Materials will comply with the Exchange Act in all material respects. The Definitive Proxy Materials will not as of the date they are mailed to shareholders and as of the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any information that the Buyer and the Merger Subsidiary will supply specifically for use in the Definitive Proxy Materials. If the Company elects (or if Buyer causes the Company to elect) a Delivery Systems Spinoff, the S-4 Registration Statement (that will include the Definitive Proxy

                                                         Page 61 of 93 Pages

Materials) will comply with the Securities Act in all material respects. The S-4 Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

     None of the information that the Company will supply specifically for use in any offering memorandum used by Buyer will, as of the time such offering memoranda are mailed to investors and as of the Closing Date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading.

SECTION 3.14. Employee Relations.

     Except as would not have or be reasonably expected to have a Material Adverse Effect on the Company:
          (a) each of the Company and its Subsidiaries is in compliance with all federal, foreign, state or other Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours and has not and is not engaged in any unfair labor practice;

          (b) no unfair labor practice charge or complaint against the Company or any of its Subsidiaries is pending before the National Labor Relations Board or an equivalent tribunal under applicable foreign law;

          (c) there is no labor strike, slowdown, stoppage or dispute pending or, to the best knowledge of the Company or any of its Subsidiaries, threatened against or involving the Company or any of its Subsidiaries; and

          (d) there is no proceeding, claim, suit, action or governmental investigation pending or, to the best knowledge of the Company or any of its Subsidiaries, threatened, against the Company or any of its Subsidiaries with respect to any of the foregoing.

SECTION 3.15. Intellectual Property.

     (a) The Company owns or is licensed to use, the rights to all patents, trademarks, trade names, service marks, copyrights together with any registrations and applications therefor, internet domain names, net lists, schematics, technology, trade secrets, source codes, know-how, computer software programs or applications including all object and source codes and tangible or intangible proprietary information or material used in and material to the business of the Company and any of its Subsidiaries as currently conducted (the "Company Intellectual Property"), except where the failure to so own or license would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is, or as a result of the execution, delivery or performance of the Company's obligations hereunder will be, in violation or lose any rights pursuant to, any license or agreement, except as would not have a Material Adverse Effect on the Company.

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                                                         Page 62 of 93 Pages

     (b) No claims with respect to the Company Intellectual Property are pending or, to the best knowledge of the Company, threatened by any Person (i) that the manufacture, sale or use of any product or process as now used or offered for use or sale by the Company or any of its Subsidiaries infringes on any copyright, trade secret, patent or other intellectual property right of any Person, or (ii) challenging the ownership, validity, enforceability or effectiveness of any of the Company Intellectual Property owned by the Company or any of its Subsidiaries. To the best knowledge of the Company, all issued patents, all registered trademarks and service marks and all copyrights owned by the Company or any of its Subsidiaries are valid, enforceable and subsisting. To the best knowledge of the Company, there has not been and there is not any material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third Person, including any employee or former employee.

     (c) No Company Intellectual Property owned by the Company is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any material manner the licensing thereof by the Company or any of its Subsidiaries.

SECTION 3.16. No Undisclosed Material Liabilities.

     There are no liabilities of the Company or any Subsidiary of the Company of all kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities disclosed or provided for in Company SEC Reports, including the notes to the financial statements included therein; (b) liabilities which in the aggregate would not have a Material Adverse Effect on the Company; and (c) liabilities under this Agreement.

SECTION 3.17. Customers and Suppliers.

     To the best knowledge of the Company, the Company has not received a notice of default, cancellation, termination or material reduction (or written threat of default, cancellation, termination or material reduction) of its contractual relationship with any of its customers, suppliers, distributors or sales representatives, the loss or reduction of such contractual relationship, when aggregated with all contracts and relationships that the Company has entered into as replacements or substitutes therefor, would result in a Material Adverse Effect on the Company.

SECTION 3.18. State Takeover Statutes.

     No takeover statute or similar statute or regulation of any state of the United States of America is applicable to the Merger or this Agreement.

SECTION 3.19. Voting Requirements.

     Under the Colorado Business Corporation Act, the affirmative vote of holders of two-thirds of the outstanding Company Common Shares is required to approve the Merger.



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                                                         Page 63 of 93 Pages

SECTION 3.20. Year 2000 Compliance.

     To the Company's knowledge, all hardware, software, databases and systems (including, without limitation, embedded control systems, management information systems and microprocessor controlled, robotic or other device systems) used in or necessary to the operation of the business of the Company and its Subsidiaries are, or as a result of ongoing remediation efforts will be, prior to October 31, 1999, able to process records containing dates after January 1, 2000 and able without error or malfunction to operate and process data through and following January 1, 2000, except to the extent that any such errors or malfunctions will not result in a Material Adverse Effect on the Company.


                              ARTICLE IV.

    REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUBSIDIARY

     Each of the Buyer and the Merger Subsidiary represents and warrants to the Company that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the disclosure schedule accompanying this Agreement (the "Buyer Disclosure Schedule"). The Buyer Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV.

SECTION 4.1. Organization.

     Each of the Buyer and the Merger Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

SECTION 4.2. Financing.

     The Buyer presently has, and as of the Closing Date will have, cash resources or binding written commitments from responsible financial institutions (the "Financing Commitments") or a combination thereof adequate to allow the Buyer and the Merger Subsidiary to consummate the Merger and the transactions contemplated hereby on a timely basis and fund the working capital needs of the Surviving Corporation and its Subsidiaries after the Closing. The Buyer has provided true and correct copies of the Financing Commitments to the Company. None of the Financing Commitments has been withdrawn and the Buyer and Merger Subsidiary do not know of any facts or circumstances existing on the date hereof that would result in any of the conditions contained in the Financing Commitments not being satisfied.

SECTION 4.3. Authorization of Transaction.

     Each of the Buyer and the Merger Subsidiary has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby; provided, however, that the Buyer and the Merger Subsidiary cannot consummate the Merger unless and until it receives the Buyer Shareholder Approval and the Central

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                                                         Page 64 of 93 Pages

Works Council Approval. The execution, delivery and performance of this Agreement by the Buyer and the Merger Subsidiary, and the consummation by each of them of the transactions contemplated hereby, have been duly authorized and approved by the Supervisory and Executive Boards of the Buyer and the Board of Directors of the Merger Subsidiary, and, except for the Buyer Shareholder Approval and the Central Works Council Approval, no other corporate action on the part of the Buyer or the Merger Subsidiary is necessary to authorize the execution, delivery and performance of this Agreement by the Buyer or the Merger Subsidiary and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and the Merger Subsidiary and, assuming that this Agreement is a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, is a valid and binding obligation of the Buyer and the Merger Subsidiary enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally.

SECTION 4.4. Noncontravention.

     Assuming (i) the filings required under the Hart-Scott-Rodino Act are made and the waiting period thereunder has been terminated or has expired,
(ii) the prior notification and reporting requirements of the EO Competition Laws as well as any antitrust filings/notifications which must or may be effected at the national level in countries having jurisdiction are complied with or made and the waiting period thereunder has been terminated or has expired and the necessary approvals, if any, have been obtained, (iii) the Central Works Council Approval has been obtained, (iv) the filing of the Articles of Merger and other appropriate merger documents, if any, as required by the Colorado Business Corporation Act, are made and (v) the Buyer 18 Shareholder Approval has been obtained, the execution and delivery of this Agreement by the Buyer and the Merger Subsidiary and the consummation by the Buyer and the Merger Subsidiary of the transactions contemplated hereby will not: (A) violate any provision of the corporate charter or the bylaws or other organizational documents of the Buyer and the Merger Subsidiary; (B) violate any statute, ordinance, rule, regulation, order or decree of any court or of any governmental or regulatory body, agency or authority applicable to the Buyer or the Merger Subsidiary or any of the Buyer's Subsidiaries or by which any of their respective properties or assets may be bound; (C) require any filing by the Buyer or any of its Subsidiaries with, or the obtaining by the Buyer or any of its Subsidiaries of any permit, consent or approval of, or the giving of any notice by the Buyer or any of its Subsidiaries to, any governmental or regulatory body, agency or authority; or (D) result in a violation or breach of any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, contract, lease, franchise agreement or other instrument or obligation to which the Buyer or any of its Subsidiaries is a party, or by which any such Person or any of its properties or assets are bound, except in all such cases where the violation, breach, default or failure to file would not impair or materially delay the ability of the Buyer and the Merger Subsidiary to consummate the transactions under this Agreement.

SECTION 4.5. Litigation.

     There is no action, suit, investigation or proceeding pending against, or to the knowledge of the Buyer threatened against or affecting, Buyer, Merger

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                                                         Page 65 of 93 Pages

Subsidiary or any of Buyer's Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to impair or materially delay the ability of the Buyer and the Merger Subsidiary to consummate the transactions under this Agreement.

SECTION 4.6. Disclosure.

     None of the information that the Buyer and the Merger Subsidiary will supply specifically for use in the Definitive Proxy Materials will, as of the time the Definitive Proxy Materials are mailed to shareholders and as of the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading. If at any time prior to the Company Special Meeting, any event shall occur that shall render the information previously supplied by the Buyer and the Merger Subsidiary to the Company inaccurate in any material respect, the Buyer and the Merger Subsidiary shall immediately notify the Company of such event and shall assist the Company in preparing any amendment or supplement to the Definitive Proxy Material that may be necessary to correct such inaccuracy.

     Any proxy or other disclosure document mailed to shareholders of the Buyer in connection with obtaining the Buyer Shareholder Approval will comply in all material respects with the requirements of Dutch law and the Amsterdam Stock Exchange; provided, however, that the Buyer and the Merger Subsidiary make no representation or warranty with respect to any information that the Company will supply specifically for use in such proxy or other disclosure document.

     Any offering memorandum or other disclosure document used in connection with the financing by Buyer of the transactions contemplated by this Agreement will not, as of their respective dates and as of the effective dates of the closing of the financing, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading; provided, However, that the Buyer and the Merger Subsidiary makes no representation or warranty with respect to any information that the Company will supply specifically for use in such offering memorandum.

SECTION 4.7. No Prior Activities of Merger Subsidiary.

     The Merger Subsidiary has not incurred, directly or indirectly, any liabilities or obligations, except those incurred in connection with its incorporation and organization or with the negotiation of this Agreement and the transactions contemplated hereby. The Merger Subsidiary has not engaged, directly or indirectly, in any business or activity of any type or kind, or entered into any agreement or arrangement with any person or f entity, or is subject to or bound by any obligation or undertaking, that is not contemplated by or in connection with this Agreement and the transactions contemplated hereby.

                                                         Page 66 of 93 Pages

SECTION 4.8. Surviving Corporation After Merger.

     At the Effective Time and after giving effect to any changes in the Surviving Corporation's assets and liabilities as a result of the Merger and after giving effect to the financing for the Merger and the use of proceeds therefrom, the Surviving Corporation will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the present saleable value of its assets will be less than the amount required to pay its debts as they become due), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

                                    ARTICLE V.

                               ADDITIONAL AGREEMENTS

     The Parties agree as follows with respect to the period from and after the execution of this Agreement.

SECTION 5.1. General.

     Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article VI below). The Company will cooperate and assist in the financings contemplated by the Financing Commitments (and any replacements or refinancings thereof), including by assisting in due diligence and preparation of documentation, providing necessary financial statements and causing its auditors to cooperate in the preparation of financial statements and comfort letters, with adequate notice, having appropriate senior officers available for road shows and executing required documentation and in any tender offer and/or consent solicitation in connection with the Company's existing debt securities, including by entering into customary dealer manager agreements and executing appropriate supplemental indentures.

SECTION 5.2. Sale of Negotiable Securities.

     The Company will use its reasonable best efforts to consummate the sale of the 555,000 shares of a public company previously identified to Buyer (the "Negotiable Securities") on or prior to the Effective Date on terms and conditions that the Company believes are reasonable. The Company will, on a timely basis, provide Buyer with all agreements and other documents relating to the sale of the Negotiable Securities. The Company will utilize all of the net proceeds to repay indebtedness under the Company's existing credit facility.

SECTION 5.3. Dispositions.

     The Company has applied or will apply the Sofco Proceeds and the Forms Sale Proceeds to repay indebtedness under the Company's existing credit facility. The Company will use its reasonable best efforts to consummate the Delivery Systems Dispositions and the Expedited Dispositions before the

                                                         Page 67 of 93 Pages

Effective Time. The Company will promptly provide Buyer with all agreements and other documents relating to the Delivery Systems Dispositions and the Expedited Dispositions (including all drafts thereof). The Delivery Systems Disposition and Expedited Dispositions will comply with the following limitations unless the Buyer consents to any variation therefrom:

          (a) Without the consent of the Buyer, the Company will not sell the rights to the name "Corporate Express" or any variation thereof in connection with the Delivery Systems Dispositions or the Expedited

     Dispositions; provided, however, that in connection with such dispositions, the Company may license the use by the purchaser of such businesses of the Corporate Express name for a transition period not to exceed 12 months without the further consent of the Company; and provided further, that the purchaser of such assets will not be required to remove the name Corporate Express that is permanently affixed to motor vehicles or buildings for a period of 36 months following such disposition;
          (b) To the extent that any of the Delivery Systems
     Companies or Expedited Dispositions are dependent on the Company or any of its Subsidiaries for any services provided in the ordinary course of business which are not readily obtainable from third parties, the disposition agreements may provide for a continuation of such services for a reasonable period of time with the Company to be compensated for continuing to provide such services on the basis of its costs plus a commercially reasonable fee or percentage of costs;

          (c) All liabilities and obligations of the Delivery Systems Companies or the Expedited Companies to which the Company or any of its Subsidiaries will be subject, including all guaranties extended by the Company or any of its Subsidiaries to third parties on behalf of the Delivery Systems Companies and the Expedited Companies, all indemnification obligations and liability in respect of breaches of representations and warranties made in connection with such sale (in each case valued at the Company's reasonable estimate of the net cost to the Company) and unresolved claims under pending litigation (valued at reasonable estimated settlement value), shall be subject to an aggregate maximum amount of not more than $9.0 million (less any amounts used with respect to the $9.0 million referred to in Section 5.4(c)
     (iv)); provided, however, that the following liabilities and obligations shall be disregarded for purposes of this subsection (iii) and may be retained by the Company or its Subsidiaries: guarantees of any mortgage or other secured indebtedness except to the extent that the fair market value of the property securing such mortgage or other secured indebtedness is less than the amount of the mortgage or secured indebtedness; and any indemnification obligations of the Company and its Affiliates in respect of Taxes to the extent relating to contingent liabilities of the Delivery Systems Companies or the Expedited Companies attributable solely to any such companies being a member of the Company's consolidated group (for the periods of such membership);

          (d) All representations, warranties and indemnities given in connection with such transactions shall expire within one year from the date of closing of such sale;

                                                         Page 68 of 93 Pages

          (e) The Company will utilize all of the Proceeds to repay indebtedness under the Company's existing credit facility;

          (f) The sale of the Delivery Systems Companies must be structured as a stock purchase wherein the buyer of the Delivery Systems Companies agrees to make a Section 338(h)(10) election under the Code with respect to such transaction; and

          (g) In connection with the Delivery Systems Dispositions, either:
     (i) the purchaser or purchasers of the Delivery Systems Companies will indemnify and hold the Company harmless against all liabilities, losses, claims, damages, costs and expenses arising out of or in connection with claims asserted against the Company or any of its other Subsidiaries and relating to the Delivery Systems Companies or their businesses or assets (collectively "Delivery Systems Losses") to the extent that such Delivery Systems Losses exceed $9.0 million, other than liabilities and
                                         -----
     obligations specifically referred to following the proviso in Section 5.3
     (c), which shall not be subject to such limitation; or (ii) the terms and conditions applicable to any sale of the Delivery Systems Companies must be reasonably satisfactory to the Buyer in accordance with the criteria set forth in this Section 5.3. The Buyer will use its reasonable best efforts, if requested by the Company, to make a representative available to review and respond promptly to the proposed terms of any such proposed disposition and to review and consider any drafts of documents presented to it by the Company.

SECTION 5.4. Delivery Systems Spinoff

     (a) If the Company is unable to consummate the Delivery Systems Dispositions by October 31, 1999 on satisfactory terms and conditions, the Company may elect (and after October 31, 1999, the Buyer may require the Company to elect) to: (i) include the shares of Corporate Express Delivery Systems, Inc. (or any other Delivery Systems Company that owns such remaining stock or assets) in the Merger Consideration; (ii) contribute such remaining stock or assets of the Delivery Systems Companies to an existing or newly-formed entity and include the stock or other securities of such entity in the Merger Consideration; or (iii) any combination of the foregoing (each such transaction, a "Delivery Systems Spinoff" and the securities included in the Merger Consideration, the "Spinoff Securities"). Notwithstanding the foregoing, and unless the Buyer agrees otherwise, the Company will continue to use its best efforts after it has elected (or Buyer has caused the Company to elect) to pursue the Delivery Systems Spinoff to consummate the Delivery Systems Dispositions on satisfactory terms and conditions.

     (b) In order to prepare for a Delivery Systems Spinoff, the Company will, commencing promptly after the date of this Agreement, take all reasonable actions necessary to be able to complete a Delivery Systems Spinoff prior to December 15, 1999, including: commencing preparation of the S-4 Registration Statement relating to the securities of Delivery Systems as set forth in
Section 5.7 (b); engaging auditors in order to prepare as soon as reasonably possible the required audited financial statements for the Delivery Systems Companies to be included in the S-4 Registration Statement; and obtaining a revolving credit or other credit facility that will enable the Delivery Systems Companies to operate independently following the Delivery Systems Spinoff.

                                                         Page 69 of 93 Pages

     (c) The Delivery Systems Spinoff will comply with the following limitations unless the Buyer consents to any variation therefrom:

          (i) The S-4 Registration Statement of the Delivery Systems Companies will comply with the Securities Act and all applicable rules and regulations thereunder governing such registration statement;

          (ii) The audited financial statements of the Delivery Systems Companies included in the S-4 Registration Statement may not contain a going concern qualification;

          (iii) The Board of Directors of the Company must have received a solvency opinion from an investment banking or appraisal firm of national reputation relating to the Delivery Systems Companies after giving effect to the Delivery Systems Spinoff;

          (iv) The Company will, and will cause its Subsidiaries, as satisfactory to the Buyer and as are reasonably required to effect the Delivery Systems Spinoff and to govern the relationships between Company and the Delivery Systems Companies following the Delivery Systems Spinoff; provided, however, that all liabilities and obligations of the Delivery Systems Companies to which the Company or any of its Subsidiaries will be subject under the Transition Services Agreement or otherwise, including any guaranties extended by the Company or any of its Subsidiaries to third parties on behalf of the Delivery Systems Companies, any indemnification obligations (in each case valued at the Company's reasonable estimate of the net cost to the Company) and unresolved claims under pending litigation (valued at reasonable estimated settlement value), shall be subject to an aggregate maximum amount of not more than $9.0 million (less any amounts used with respect to the $9.0 million referred to in Section 5.3 (c); provided, however, that the following liabilities and obligations shall be disregarded for purposes of this subsection (iv) and may be retained by the Company and its Subsidiaries: guarantees of any mortgage or other secured indebtedness except to the extent that the fair market value of the property securing such mortgage or other secured indebtedness is less than the amount of the mortgage or secured indebtedness; and any indemnification obligations of the Company and its Affiliates in respect of Taxes to the extent relating to contingent liabilities of the Delivery Systems Companies attributable solely to any such companies being a member of the Company's consolidated group (for the periods of such membership); and

          (v) If the Company elects ( or the Buyer causes the Company to elect) the Delivery Systems Spinoff, the Transition Services Agreement will provide that the Delivery Systems Companies will indemnify and hold the Company harmless against all Delivery Systems Losses to the extent that such Delivery Systems Losses exceed $9.0 million, other than liabilities and obligations specifically referred to following the second proviso in Section 5.4(c)(iv), which shall not be subject to such limitation.

                                                         Page 70 of 93 Pages

SECTION 5.5. NASDAQ Listing.

     If the Company elects (or if the Buyer causes the Company to elect) the Delivery Systems Spinoff (and the Delivery Systems Dispositions have not occurred) and the shares of Corporate Express Delivery Systems, Inc. (or such other Delivery Systems Company or other entity whose securities are distributed in the Delivery Systems Spinoff) are eligible for listing on the Nasdaq Stock Market, the Company shall use its reasonable best efforts to cause such shares to be approved for listing on the Nasdaq Stock Market (or another securities exchange), subject to notice of official issuance, prior to the Effective Time.

SECTION 5.6. Notices and Consents.

     The Company will give any notices (and will cause each of its Subsidiaries to give any notices) to third parties, and will use its reasonable best efforts to obtain (and will cause each of its Subsidiaries to use its reasonable best efforts to obtain) any material third party consents that the Buyer reasonably may request in connection with the matters referred to in Section 3.4 above.

SECTION 5.7. Regulatory Matters and Approvals.

     Each of the Parties will (and the Company will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any material authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3.4 and Section 4.4 above. Without limiting the generality of the foregoing:

          (a) Proxy Materials. The Company will prepare and file with the SEC preliminary proxy materials under the Exchange Act relating to the Company Special Meeting. The filing Party in each instance will use its reasonable best efforts to respond to the comments of the SEC thereon and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable. The Buyer will provide the Company, and the Company will provide the Buyer, with whatever information and assistance in connection with the foregoing filings that the filing Party reasonably may request.

          (b) Delivery Systems Spinoff. If the Company elects (or if the Buyer causes the Company to elect) the Delivery Systems Spinoff (and the Delivery Systems Dispositions have not occurred), the Company will, in connection with and as part of the preliminary proxy materials described in subsection (a) immediately above, prepare and file with the SEC a registration statement on Form S-4 under the Securities Act relating to the equity securities of Corporate Express Delivery Systems, Inc. (or any other Delivery Systems Company or other entity that will serve as the entity owning the stock or assets that are part of the Delivery Systems Spinoff (the "S-4 Registration Statement") in sufficient time to have the S-4 Registration Statement declared effective prior to the Effective Time. The Company will use its reasonable best efforts to respond to any comments of the SEC on the S-4 Registration Statement and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable.

                                                         Page 71 of 93 Pages

          (c) Company Special Meeting. The Company will call a special meeting of its shareholders (the "Company Special Meeting"), as soon as reasonably practicable in order that the shareholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Colorado Business Corporation Act. The Company will mail the Definitive Proxy Materials to its shareholders as soon as reasonably practicable and shall use its reasonable best efforts to solicit from its shareholders proxies in favor of adoption of this Agreement and the transactions contemplated hereby. Subject to Section 5.14(b), the Definitive Proxy Materials will contain the affirmative recommendation of a majority of the members of the board of directors of the Company in favor of the adoption of this Agreement and the approval of the Merger.

          (d) Buyer Special Meeting. The Buyer will call a special meeting of its shareholders (the "Buyer Special Meeting"), to be held as soon as reasonably practicable, but in no event later than August 15, 1999, in order that the shareholders of Buyer may consider and vote upon the adoption of this Agreement in accordance with the requirements of Dutch law and the Amsterdam Stock Exchange (the "Buyer Shareholder Approval"). The Buyer will use its reasonable best efforts to solicit from its shareholders proxies in favor of adoption of this Agreement.

          (e) Competition Filings. Each of the Parties will file (and the Company will cause each of its Subsidiaries to file) any Notification and Report Forms and related material that ii may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, and all similar notifications and applications under the laws of all foreign governmental authorities, including under the EO Competition Laws, that have jurisdiction over the transactions contemplated by this Agreement, and will use its reasonable best efforts to obtain (and the Company will cause each of its Subsidiaries to use its reasonable best efforts to obtain) an early termination of the applicable waiting periods, and will make (and the Company will cause each of its Subsidiaries to make) any further filings pursuant thereto that may be necessary, proper, or advisable. The Parties will use their reasonable best efforts to obtain approval of the transactions contemplated by this Agreement under such laws, rules and regulations. In particular, each of the Parties shall use its reasonable best efforts to (y) avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain or delay the Closing including defending through litigation a motion for preliminary injunction asserted in any court by any third party and (z) avoid or eliminate any impediment under any antitrust, competition, or trade regulation law that may be asserted by any Governmental Authority with respect to the Merger or any other transaction contemplated hereby so as to enable the Closing to occur as soon as reasonably possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Buyer or any of its Subsidiaries and the Company or any of its Subsidiaries, or otherwise take or commit to take any actions that may be required in order to avoid the entry of, or to effect the dissolution of any injunction, temporary restraining order, or other order in any suit or proceeding which would otherwise have the effect of preventing or delaying the Closing.

                                                         Page 72 of 93 Pages

SECTION 5.8. Fairness Opinions.

     On or before the date hereof, the Company will have received written or oral opinions of Donaldson Lufkin & Jenrette Securities Corporation and of Morgan Stanley & Co. Incorporated as to the fairness of the transactions under this Agreement to the Company Shareholders from a financial point of view (the "Fairness Opinions") and, if oral, to be promptly followed by delivery of written opinions.

SECTION 5.9. Financing.

     The Buyer and the Merger Subsidiary will use their reasonable best efforts to enter into definitive agreements (the "Definitive Financing Agreements") as soon as reasonably practicable on terms and conditions which will permit the Buyer to consummate the transactions contemplated hereby. The Buyer will furnish correct and complete copies of the Definitive Financing Agreements to the Company. In the event any or all of the financing becomes unavailable for any reason, the Buyer will use its reasonable best efforts to obtain replacement financing which permits the Buyer to consummate the transactions contemplated hereby.

SECTION 5.10. Rights Agreement.

     The Company shall take all necessary action to cancel the Company Rights or redeem the Company Rights with respect to the transactions contemplated by this Agreement and to cause the Company Rights Agreement to be inapplicable to such transactions.

SECTION 5.11. Operation of Business.

     Except for the transactions contemplated by this Agreement (such as the Expedited Dispositions; the Delivery Systems Dispositions and the Delivery Systems Spinoff), the Company will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. The Company will, and will cause each of its Subsidiaries to, use their reasonable best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors customers, lessors, creditors, joint venture partners and others having significant business relationships with them. Without limiting the generality of the foregoing, and except as specifically set forth in this Agreement or specifically agreed to by Buyer:

          (a) none of the Company and its Subsidiaries will authorize or effect any change in its charter or bylaws;

          (b) none of the Company and its Subsidiaries will issue or sell, or authorize to issue or sell, any shares of its capital stock or any other securities, or issue or sell, or authorize to issue or sell, any securities convertible into, or options, warrants or rights to purchase or subscribe for, or to enter into any arrangement or contract with respect to, or amend or modify in a manner adverse to the interests of

                                                         Page 73 of 93 Pages

     the Buyer and the Merger Subsidiary any arrangement or contract with respect to, the issuance or sale of, shares of its capital stock or other securities, except upon exercise of Warrants or the Company Stock Options or upon the conversion of the 4 1/2% Convertible Notes due 2000 of the Company, except for up to 225,000 shares issued under the Company Stock Purchase Plan and except for the issuance or grant of Company Stock Options in the Ordinary Course of Business to purchase up to 100,000 Company Common Shares at an exercise price no less than the fair market value of the Company Common Shares on the date of the grant;

          (c) none of the Company and its Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase or otherwise acquire any of its capital stock, except for dividends, distributions, redemptions, repurchases or acquisitions of capital stock payable to the Company or its Subsidiaries;

          (d) none of the Company and its Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation or other material liability outside the Ordinary Course of Business or modify any such indebtedness or capitalized lease obligations or material liability in a manner materially adverse to the Buyer or the Merger Subsidiary;

          (e) none of the Company and its Subsidiaries will grant any Security Interest upon any of its assets outside the Ordinary Course of Business;
          (f) none of the Company and its Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of, any other Person, or merge or consolidate with any other Person, outside the Ordinary Course of Business;

          (g) none of the Company and its Subsidiaries will enter into any contracts or commitments with respect to capital expenditures outside the Ordinary Course of Business and in excess of amounts budgeted therefor in the Company's capital expenditures budget for 1999;

          (h) except for the award of Stay-Put Bonuses in accordance with
     Section 5.19 or in connection with the treatment of Company Stock Options as set forth in this Agreement, none of the Company and its Subsidiaries will make any change in employment terms or any Employee Benefit Plan for any of its directors, officers, employees, consultants or agents, whether current or former, outside the Ordinary Course of Business;

          (i) none of the Company and its Subsidiaries will transfer, lease, license, guarantee, sell, mortgage, pledge or dispose of any material assets, except in the Ordinary Course of Business;

          (j) none of the Company and its Subsidiaries will adopt or enter into a plan of complete or partial liquidation, dissolution, recapitalization, merger, consolidation or reorganization;

          (k) none of the Company and its Subsidiaries will sell or pledge or agree to sell or pledge any stock or other equity interest owned by it in another Person except in the Ordinary Course of Business;

                                                         Page 74 of 93 Pages

          (l) none of the Company and its Subsidiaries will make or rescind any material tax election or settle or compromise any material tax liability;

          (m) none of the Company and its Subsidiaries will agree to the settlement of any material claim or litigation except for settlements with respect to claims or litigation involving the Delivery Systems, Companies or the operation of their business, settlements with respect to claims or litigation which have been reserved for in the Company's financial statements for the year ended January 30, 1999 and settlements which individually do not exceed $500,000 and which in the aggregate do not exceed $2.5 million;

          (n) within 90 days prior to the Effective Time, cause a "mass layoff" or "plant closing" (as such terms are defined in WARN) requiring notice under WARN or any equivalent state, local or foreign law without fully complying with the requirements of WARN or such law; and

          (o) none of the Company and its Subsidiaries will commit to any of the foregoing.

     The Company agrees to consult regularly with the Buyer on ongoing operational issues with respect to the business of the Company and its Subsidiaries. Each of the Parties agrees to designate an officer to serve as its designated representative to facilitate these consultations. The officer designated by Buyer shall use its reasonable efforts to respond to written requests for waivers of the covenants under this Section 5.11 in no more than 48 hours from the time of receipt.

SECTION 5.12. Full Access; Confidentiality Agreement; Solicitation of
Employees.

     (a) The Company will (and will cause each of its Subsidiaries to) permit representatives of the Buyer and its lenders and underwriters and their representatives to have full access (and, except for information that the Company deems proprietary, be permitted to photocopy) during regular business hours pursuant to mutually agreed upon notification procedures, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of the Company and its Subsidiaries.

     (b) The Buyer, Merger Subsidiary and the Company will adhere to all of the restrictions and obligations set forth in the confidentiality and standstill agreement, dated March 11, 1999 (the "Confidentiality Agreement").

SECTION 5.13. Notice of Developments.

     Each Party will give prompt written notice to the others of any development causing a breach of any of its own representations and warranties in Article III and Article IV above. No disclosure by any Party pursuant to this Section 5.13, however, shall be deemed to amend or supplement the Company Disclosure Schedule or the Buyer Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

                                                         Page 75 of 93 Pages

SECTION 5.14. Exclusivity.

     (a) The Company and its Subsidiaries will, and the Company will cause the officers, directors, employees, investment bankers, attorneys, consultants and other agents of the Company and its Subsidiaries to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any parties with respect to any Acquisition Proposal.

     (b) The Company and its Subsidiaries will not, and the Company will not authorize or permit the officers, directors, employees, investment bankers, attorneys, consultants and other agents of the Company and its Subsidiaries to, directly or indirectly, take any action to solicit, initiate or encourage the making of any Acquisition Proposal or any inquiry with respect thereto or engage in substantive discussions or negotiations with any Person with respect thereto, or disclose any non-public information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to, any Person that has made, or to the Company's knowledge, is considering making, any Acquisition Proposal; provided that nothing contained in this Section 5.14 shall prevent the Company from furnishing non-public information (that shall have been made available to Buyer) to, or entering into substantive discussions or negotiations with, or affording access to the properties, books or records of the Company or its Subsidiaries to, any Person in connection with a bona fide Acquisition Proposal received from such Person which has not been solicited, initiated or encouraged by the Company, or any of its officers, directors, employees, investment bankers, attorneys, consultants or other agents acting on its behalf, so long as prior to furnishing such non-public information to, or entering into substantive discussions or negotiations with, such Person:
(i) the Board of Directors of the Company determines in its good faith judgment that such Acquisition Proposal is reasonably likely to constitute a Superior Proposal and that, as a result, it is necessary to take such actions to comply with its fiduciary duty to shareholders under applicable law, after receiving the advice of nationally recognized outside legal counsel and (ii) the Company receives from such Person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement.

     (c) Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14e-2 or Rule 14d-9 under the Exchange Act with regard to an Acquisition Proposal; provided that the Board of Directors of the Company shall not recommend that the shareholders of the Company tender their shares in connection with a tender offer except to the extent the Board of Directors of the Company determines upon advice from nationally recognized outside legal counsel, that such a recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to shareholders under applicable law. Unless the Board of Directors of the Company determines upon advice from nationally recognized outside legal counsel, that it would constitute a violation of its fiduciary duty to shareholders under applicable law to do so, the Company will (i) promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal) notify Buyer after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any

                                                         Page 76 of 93 Pages

Subsidiary of the Company by any Person that has made, or to the Company's knowledge may be considering making, an Acquisition Proposal, and shall provide the Buyer with a description of the material terms of any Acquisition Proposal, and (ii) will keep Buyer continually informed of the status and material terms of any such Acquisition Proposal or request; provided that in no event shall the Company accept an Acquisition Proposal which the Board of Directors shall have determined is a Superior Proposal without having given the Buyer two full business days' notice of its intention to do so.

SECTION 5.15. Announcements.

     Prior to the Closing, none of the Parties hereto will issue any press release or make any public announcement with respect to this Agreement and the Merger without the prior consent of the other (which consent shall not be unreasonably withheld), except as may be required by applicable law or applicable stock exchange regulations, in which event the party required to make the release shall, if possible, allow the other party reasonable time to comment on such release in advance of such issuance. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby shall be in a form heretofore agreed to by the parties hereto.

SECTION 5.16. Insurance and Indemnification.

     (a) For six years after the Effective Time, the Buyer shall procure officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and in amounts no less favorable than those of such policy in effect on the date hereof.

     (b) The Buyer will not take any action to alter or impair any exculpatory or indemnification provisions now existing in the Articles of Incorporation or bylaws of the Company for the benefit of any individual who served as a director or officer of the Company at any time prior to the Effective Time.

     (c) For six years after the Effective Time, the Buyer shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers, directors and employees of the Company or its Subsidiaries (collectively, the "Indemnitees") with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time prior to the Effective Time to the extent provided under the Company's certificate of incorporation and by-laws in effect on the date hereof.

    (d) The Buyer shall cause the Surviving Corporation to honor all indemnification agreements with Indemnitees (including under the Company's by-laws) in effect as of the date hereof in accordance with the terms thereof.

     (e) The obligations of Buyer under this Section 5.16 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 5.16 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 5.16 applies shall be third party beneficiaries of this Section 5.16).

                                                         Page 77 of 93 Pages

SECTION 5.17. Company Stock Plans and Warrants.

     (a) Effective at the Effective Time, the Company will offer to payor issue to the holder of each outstanding Company Stock Option (or to such holder's assignee or designee if permitted in accordance with the applicable Company Stock Plan), whether vested or unvested, in consideration of the cancellation of such Company Stock Option, (i) the Merger Consideration payable or issuable with respect to the number of Company Common Shares into which such Company Stock Option is exercisable (rounded in the case of the cash consideration to the nearest cent and in the case of the Spinoff Shares, if any, to the nearest whole share) less (ii) the aggregate exercise price under such Company Stock Option immediately prior to the Effective Time. No interest will accrue or be paid to the holder of any outstanding Company Stock Option on any amounts payable hereunder.

     (b) In addition, at the request of the Buyer, the Company will allocate the Option Termination Adjustment Amount in order to compensate full-time employee holders of Company Stock Options (other than employees of the Delivery Systems Companies and the Expedited Companies) for the loss of the long-term option value of their Company Stock Options resulting from the Merger and the other transactions provided for in this Agreement and in order if necessary to obtain the agreement of the holders of such Company Stock Options to cancel such options. The Company may, in its sole discretion, allocate the Option Termination Adjustment Amount among full-time employee holders of the Company Stock Options (or to such holders' assignees or designees if permitted in accordance with the applicable Company Stock Plan, but not to employees of the Delivery Systems Companies and the Expedited Companies) in any manner that it deems fair and appropriate, including as a reduction in the exercise price of the Company Stock Options; provided, that half of the Option Termination Adjustment Amount will be payable or realizable at the Effective Time and the other half will be payable only to holders who are full-time employees of the Company or one of its Subsidiaries nine months following the Closing Date, who were terminated by the Company without cause during such period or who voluntarily resigned during such period as a result of a required relocation or a significant diminishment of title, responsibilities or compensation.

     (c) Effective at the Effective Time, the Company will offer to payor issue to the holder of each outstanding Warrant, whether then exercisable or not, in consideration of the cancellation of such Warrant, (i) the Merger Consideration payable or issuable with respect to the number of Company Common Shares into which such Warrant would (ignoring any vesting or other restrictions on exercise) be exercisable (rounded in the case of the cash consideration to the nearest cent and in the case of the Spinoff Shares, if any, to the nearest whole share) less (ii) the aggregate exercise price under such Warrant immediately prior to the Effective Time. No interest will accrue or be paid to the holder of any outstanding Warrant for any amounts payable hereunder.

     (d) On or prior to August 31, 1999 (i) the Company shall terminate the Company Stock Purchase Plan and (ii) in accordance with the terms and conditions of the Company Stock Purchase Plan, the Company shall issue to the custodian Company Common Shares or cause the custodian to conduct in the open market the final purchase of Company Common Shares (such issued or purchased Company Common Shares not to exceed 225,000 shares) and promptly distribute any remaining cash account balances to participants.

                                                         Page 78 of 93 Pages

     (e) The Company shall, and/or shall cause any of its Subsidiaries to, terminate each Company Stock Plan, and any other plan, program or arrangement providing for the issuance or grant of the Company Common Shares or any other interest in respect of the Company Common Shares (other than the Company Stock Purchase Plan), such termination to be effective as of the Effective Time.

     (f) Prior to the Effective Time, the Board of Directors (or, if appropriate, any committee administering any of the Company Stock Plans) shall adopt such resolutions or take such actions as are necessary, subject if necessary, to obtaining consents of the holders in respect of the Company Stock Plans and/or the Warrants, to carry out the terms of this Section. Any such consents shall be subject to the approval of Buyer.

     (g) Prior to the Effective Time, the Company shall deliver to the participants in the Company Stock Purchase Plan and the Company Stock Plans and holders of the Warrants appropriate notice, subject to the approval of Buyer, setting forth such participants' and holders' rights as set forth in this Section. The Company (or any committee administering the Company Stock Plans) shall use its reasonable best efforts to encourage all holders of the Company Stock Options and Warrants to consent to the cancellation of their Company Stock Options and Warrants in exchange for the consideration offered under Sections 5.17(a), 5.17(b) and 5.17(c) in instances where such cancellation is not permitted at the option of the Company under the terms of the agreements governing the Company Stock Options and Warrants.

SECTION 5.18. Employee Benefits.

     (a) The Buyer shall cause the Surviving Corporation to honor, in accordance with the terms, conditions and restrictions of the applicable plan, policy, agreement and/or arrangement, all benefits and obligations accrued (and not theretofore used, paid or canceled) as of the Effective Time by employees of the Company and its Subsidiaries under the following plans, policies, agreements and arrangements: (i) the Corporate Express Severance Policy, dated December 1, 1998, provided, however, that any person who has not incurred (or delivered or received notice of) a termination of employment as of the Effective Time shall not be deemed to have accrued a benefit under the Corporate Express Severance Policy, dated December 1, 1998, for purposes of this Section 5.18(a), (ii) all written employment, severance, change in control and retention agreements to which the Company or any of its Subsidiaries is a party, (iii) with respect to the Company's and its Subsidiaries' bonus and incentive compensation plans and policies, any payments or benefits earned but not paid as of the Effective Time (not including bonuses contemplated by Section 5.18(e) hereof), and (iv) the Company's and its Subsidiaries' plans and policies with respect to vacation, personal days, sick days, educational assistance, employment assistance, jury duty and bereavement; provided, however, that following the one (1) year anniversary of the Effective Time, the Buyer may modify, convert, substitute or terminate the benefits accrued (and not theretofore used, paid or canceled) as of the Effective Time under this clause (iv) in exchange for payments or benefits that are not materially less favorable than the benefits so modified, converted, substituted or terminated. Notwithstanding the foregoing, with respect to benefits and obligations accruing after the Effective Time, nothing in this Section 5.18(a) shall be construed to limit the Buyer's ability to

                                                         Page 79 of 93 Pages

modify (to the extent permitted by the terms of the applicable plan, policy, agreement or arrangement and by applicable law) any Employee Benefit Plan or provide any alternative plans, policies, agreements or arrangements following the Effective Time. The Buyer and the Company hereby agree that the consummation of the Merger shall constitute a "Change in Control" for purposes of any employee arrangement and all other Employee Benefit Plans, pursuant to the terms of such plans in effect on the date hereof.

     (b) Following the Effective Time, the Buyer shall continue to provide to individuals who are employed by the Company and its Subsidiaries as of the Effective Time, who remain employed with the Buyer or any Subsidiary of the Buyer, and who are not subject to collective bargaining agreements ("Affected Employees"), for one (1) year following the Effective Time, employee benefits (other than stock option, stock purchase or other benefits involving the potential issuance of securities of the Company or the Buyer) (i) pursuant to the Employee Benefit Plans (including the Corporate Express Severance Policy, dated December 1, 1998, and the Corporate Express Management Incentive Program) as provided to such employees immediately prior to the Effective Time or (ii) pursuant to employee benefit plans, programs, policies or arrangements maintained by the Buyer or any Subsidiary of the Buyer providing coverage and benefits which, in the aggregate, are not materially less favorable than those provided to employees of the Buyer in positions comparable to positions held by Affected Employees with the Buyer or its Subsidiaries from time to time after the Effective Time.

     (c) The Buyer will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits, not including benefit accruals under any defined benefit plans, under any employee benefit plans or arrangements maintained by the Buyer or any Subsidiary of the Buyer for such Affected Employees' service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time.

     (d) The Buyer will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time,
(ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements for the year in which the Effective Time occurs under any welfare plans that such employees are eligible to participate in after the Effective Time and (iii) continue group health insurance coverage pursuant to COBRA for individuals covered under health insurance plans of the Company and its Subsidiaries immediately prior to the Effective Time.

                                                         Page 80 of 93 Pages

     (e) The Buyer acknowledges that the Company's Board of Directors has determined that all officers and employees covered by the Company's management incentive bonus plans have performed at a level satisfactory to the Company during the current fiscal year and, accordingly, that all such individuals would be entitled to receive bonuses at the end of such fiscal year in the amounts provided for under such bonus plans, but in any case not less than 50% of the base target amounts under such plans.

SECTION 5.19. Stay-Put Bonuses.

     At the request of the Buyer and in order to retain key and necessary employees following the Merger, the Company will award special employee bonuses in an aggregate amount not to exceed $9.0 million ("Stay-Put Bonuses") after the date hereof and prior to the Effective Time for the purpose of retaining employees that the Company and the Buyer believe are important to the operation of the Company's business following the Merger. Half of the amount of a Stay-Put Bonus shall be paid on or prior to the Effective Time and the other half shall be paid only to employees who are employed full-time by the Company or one of its Subsidiaries nine months following the Closing Date, employees of the Company and its Subsidiaries
(other than the Delivery Systems Companies and the Expedited Companies) who were terminated by the Company without cause during such period or who voluntarily resigned during such period as a result of a required relocation or a significant diminishment of title, responsibilities or compensation.

SECTION 5.20. Indentures and Change of Control Offers.

     The Buyer shall cause the Surviving Corporation and its Subsidiaries to comply with any requirement to make any "Change of Control Offer" (to the extent that any such requirement is not waived or eliminated) under the Indenture, dated as of June 24, 1996, with respect to the 4 1/2% Convertible Notes due 2000 of the Company, the Indenture, dated as of May 29, 1998, with respect to the 9 5/8% Senior Subordinated Notes due 2008 of CEX Holdings, Inc. or under any other indenture or similar instrument.

SECTION 5.21. Transfer Tax.

     The Company and the Buyer shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to tax, "Transfer Taxes"). All Transfer Taxes shall be paid by the Company and expressly shall not be a liability of any holder of Company Common Shares, Company Stock Options, Warrants or 4 1/2% Convertible Notes due 2000 of the Company.

                                                         Page 81 of 93 Pages

                               ARTICLE VI.

                     CONDITIONS TO OBLIGATION TO CLOSE

SECTION 6.1. Conditions to Obligation of the Buyer and the Merger Subsidiary.

     The obligation of each of the Buyer and the Merger Subsidiary to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) this Agreement and the Merger shall have received the Company Shareholder Approval and the Buyer Shareholder Approval;

          (b) the representations and warranties set forth in Article III above that are not qualified as to materiality shall be true and correct in all material respects at and as of the Closing Date and such representations and warranties that are qualified as to materiality shall be true and correct as of the Closing Date;

          (c) the Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (d) there shall not be any statute, rule, regulation, judgment, non-appealable order, decree, stipulation, injunction, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (e) the Company shall have delivered to the Buyer and the Merger Subsidiary a certificate to the effect that each of the conditions specified above in Section 6.1 (a)-(d) is satisfied in all respects;

          (f) the Delivery Systems Dispositions shall have been consummated or if the Company has elected (or the Buyer has caused the Company to elect) the Delivery Systems Spinoff (and the Delivery Systems Dispositions shall not have occurred), the S-4 Registration Statement shall have become effective under the Securities Act, all approvals required by the NMS shall have been received and the Delivery Systems Spinoff shall have occurred;

          (g) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and the EU Competition Laws shall have expired or otherwise been terminated and any required approvals shall have been obtained and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Section 3.4 and Section 4.4 above;

          (h) all actions to be taken by the Company in connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer and the Merger Subsidiary.

     The Buyer and the Merger Subsidiary may waive any condition specified in this Section 6.1 if they execute a writing so stating at or prior to the Closing.

                                                         Page 82 of 93 Pages

Section 6.2. Conditions to Obligation of the Company.

     The obligation of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) if the Company has elected the Delivery Systems Spinoff (and the Delivery Systems Dispositions have not occurred), the S-4 Registration Statement shall have become effective under the Securities Act and the Delivery Systems Spinoff shall have occurred;

          (b) the representations and warranties set forth in Article IV above that are not qualified as to materiality shall be true and correct in all material respects at and as of the Closing Date and such representations and warranties that are qualified as to materiality shall be true and correct as of the Closing Date;

          (c) each of the Buyer and the Merger Subsidiary shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (d) there shall not be any judgment, nonappealable order, decree, stipulation, injunction, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (e) each of the Buyer and the Merger Subsidiary shall have delivered to the Company a certificate to the effect that each of the conditions specified above in Section 6.2(b)-(d) is satisfied in all respects;

          (f) this Agreement and the Merger shall have received the Company Stockholder Approval;

          (g) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and the EU Competition Laws shall have expired or otherwise been terminated and any required approvals shall have been obtained and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Section 3.4 and Section 4.4 above;

          (h) all actions to be taken by the Buyer and the Merger Subsidiary in connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Company.

     The Company may waive any condition specified in this Section 6.2 if it executes a writing so stating at or prior to the Closing.

                                                         Page 83 of 93 Pages

                                ARTICLE VII.

                               TERMINATION.

SECTION 7.1. Termination of Agreement.

     Any of the Parties may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

          (a) the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;

          (b) the Buyer and the Merger Subsidiary may terminate this Agreement by giving written notice to the Company at any time prior to the Effective Time (i) in the event the Company breaches any representation or warranty contained in this Agreement which, if uncured, would result in any such representation or warranty that is qualified as to materiality being untrue or incorrect in any respect or, in any such representation or warranty that is not so qualified, being untrue or incorrect in any material respect, or breaches or fails to perform in any material respect any obligation, agreement or covenant to be performed or complied with under this Agreement, the Buyer or the Merger Subsidiary has notified the Company of such breach or failure, and such breach or failure has continued without cure for a period of 30 days after the notice thereof or (ii) if the Closing shall not have occurred on or before December 15, 1999, by reason of the failure of any condition precedent under Section 6.1 hereof (unless the failure results primarily from the Buyer or the Merger Subsidiary breaching any representation, warranty, or covenant contained in this Agreement);

          (c) the Company may terminate this Agreement by giving written notice to the Buyer and the Merger Subsidiary at any time prior to the Effective Time (i) in the event the Buyer or the Merger Subsidiary breaches any representation or warranty contained in this Agreement which, if uncured, would result in any such representation or warranty that is qualified as to materiality being untrue or incorrect in any respect or, in any such representation or warranty that is not so qualified, being untrue or incorrect in any material respect, or breaches or fails to perform in any material respect any obligation, agreement or covenant to be performed or complied with under this Agreement, the Company has notified the Buyer and the Merger Subsidiary of such breach or failure, and such breach or failure has continued without cure for a period of 30 days after the notice thereof or (ii) if the Closing shall not have occurred on or before December 15, 1999, by reason of the failure of any condition precedent under Section 6.2 hereof (unless the failure results primarily from the Company breaching any representation, warranty, or covenant contained in this Agreement);

          (d) any Party may terminate this Agreement by giving written notice to the other Parties at any time after the Company Special Meeting in the event this Agreement and the Merger fail to receive the Company Shareholder Approval;

                                                         Page 84 of 93 Pages

          (e) by either the Buyer, on the one hand, or the Company, on the other hand, if any statute, rule or regulation shall have been promulgated which prohibits the consummation of the Merger of if any order or injunction of a court of competent jurisdiction which prohibits consummation of the Merger shall have become final and non-appealable;

          (f) (i) by the Buyer if, at any time prior to consummation of the Merger, the Company shall have (A) entered into any agreement, arrangement or understanding with respect to any Acquisition Proposal,
     (B) withdrawn or modified in a manner adverse to the Buyer or Merger Subsidiary, the approval and recommendation of this Agreement or (C) approved or recommended any Acquisition Proposal or (ii) by the Company if, at any time prior to consummation of the Merger, the Company shall have entered into any agreement to effect a Superior Proposal and the entering into of such agreement is permitted in accordance with Section
     5.14 and the fees payable by the Company to the Buyer pursuant to Section 8.12(b) are paid simultaneously with such termination;

          (g) by the Company, if the Buyer shall have failed (i) to enter into Definitive Financing Agreements on or prior to the date of the Company Special Meeting or (ii) to obtain the Buyer Shareholder Approval or the Central Works Council Approval by August 15, 1999;

          (h) by the Buyer if, prior to and continuing through the Closing
     Date: (i) trading in securities generally on the New York Stock Exchange or NMS shall have been suspended or materially limited, (ii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or state authorities, or (iii) there shall have occurred any outbreak or escalation of hostilities or other international or domestic calamity, crisis or change in political financial or economic conditions, the effect of which on the global financial markets is such as to make it impossible to complete the financing for the transactions under this Agreement; or

         (i) by the Buyer, if the Buyer shall have failed to obtain the Buyer Shareholder Approval by August 15, 1999.

SECTION 7.2. Effect of Termination.

     If any Party terminates this Agreement pursuant to Section 7.1 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any obligations under Section 8.12 and liability of any Party then in breach and except that if the Company terminates this Agreement pursuant to Section 7.1(g)(i), the Buyer shall be deemed to have breached this Agreement); provided, however, that Sections 8.8 and 8.9 below and the confidentiality provisions contained in Section 5.12 above shall survive any such termination.

                                                         Page 85 of 93 Pages

                            ARTICLE VIII.

                           MISCELLANEOUS.

SECTION 8.1. Survival.

     None of the representations, warranties, and covenants of the Parties (other than the provisions in Article II above concerning payment of the Merger Consideration and the provisions in Section 5.l6 above concerning insurance and indemnification) will survive the Effective Time.

SECTION 8.2. No Third-Party Beneficiaries.

     This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in Article II above concerning payment of the Merger Consideration are intended for the benefit of the Company Shareholders and (ii) the provisions in Section 5.16 above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

SECTION 8.3. Entire Agreement.

     Except for the Confidentiality Agreement, this Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

SECTION 8.4. Succession and Assignment.

     This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.
No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

SECTION 8.5. Counterparts.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

SECTION 8.6. Headings.

     The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

                                                         Page 86 of 93 Pages

SECTION 8.7. Notices.

     All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

     If to the Company:
     Corporate Express, Inc.
     1 Environmental Way
     Broomfield, Colorado 80021
     Attention: Gary M. Jacobs and Richard L. Millett, Jr.
     (303) 664-2000 (Telephone)
     (303) 664-3823 (FAX)

     Copy to:
     Latham & Watkins
     633 West Fifth Street
     Suite 4000
     Los Angeles, California 90071
     Attention: Bryant Edwards
     (213) 485-1234 (Telephone)
     (213) 891-8763 (FAX)

     If to the Buyer or the Merger Subsidiary:
     Buhrmann NV
     Hoogoorddreef 62
     1101 BE Amsterdam ZO
     P.O. Box 23456
     1100 DZ Amsterdam, The Netherlands
     Attention: Corporate Secretary
     31 20 651 11 11 (Telephone)
     31 20 651 10 11 (FAX)

     Copy to:
     Winthrop, Stimson, Putnam & Roberts
     695 East Main Street
     P.O. Box 6760
     Stamford, CT 06904-6760
     Attention: Frode Jensen
     (203) 348-2300 (Telephone)
     (203) 965-8226 (FAX)

     Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier,

                                                         Page 87 of 93 Pages

messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

SECTION 8.8. Governing Law.

     THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO
SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF OTHER THAN
SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW; PROVIDED, HOWEVER, THAT ANY OF THE PROVISIONS CONTAINED HEREIN WITH REGARD TO THE MERGER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF COLORADO, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF.

SECTION 8.9. Jurisdiction and Venue; Waiver of Jury Trial.

     (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York state court or any Federal court of the United States of America sitting in New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     (b) Each of the Buyer and the Merger Subsidiary hereby irrevocably appoints CT Corporation System (the "Process Agent"), with an office on the date hereof at 1633 Broadway, New York, New York 10019, United States, as its agent to receive, on behalf of the Buyer and the Merger Subsidiary and their property, service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by mailing or delivering a copy of such process to the Buyer and the Merger Subsidiary in care of the Process Agent at the Process Agent's above address, and each of the Buyer and the Merger Subsidiary hereby also irrevocably consents to the service of any and all process in any such action or proceeding by mailing of copies of such process to the addresses for Buyer and Merger Subsidiary at their respective addresses specified in Section 8.7.

     (c) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any New York State or Federal court. Each of the parties hereto hereby waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

                                                         Page 88 of 93 Pages

     (d) To the extent that either the Buyer or the Merger Subsidiary has or hereafter may acquire any immunity from jurisdiction of any court or from legal process with respect to itself or its property, such party hereby irrevocably and unconditionally waives such immunity in respect of its obligations under this Agreement and, without limiting the generality of the foregoing, agrees that the waivers set forth in this Section 8.9 shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States and are intended to be irrevocable for purposes of such Act.

     (e) Each of the parties to this Agreement hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 8.10. Amendments and Waivers.

     The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Colorado Business Corporation Act. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

SECTION 8.11. Severability.

     Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

SECTION 8.12. Expenses.

     (a) Except as otherwise specified in this Section 8.12 or agreed in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense.

     (b) If this Agreement is terminated by any Party in accordance with
Section 7.1(f) hereof, then the Company shall pay to the Buyer an amount equal to $40.0 million not later than the date of such termination.

     (c) If this Agreement is terminated by any Party in accordance with
Section 7.1(d) hereof and or prior to the date that is one year from the date of such termination, the Company shall have consummated an agreement with respect to any Acquisition Proposal with any Person or any Affiliate of such

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                                                         Page 89 of 93 Pages

Person who shall have made or caused to be made an Acquisition Proposal prior to the date on which this Agreement shall have been terminated pursuant to
Section 7.1(d), then the Company shall pay to the Buyer an amount equal to $30.0 million not later than the date of the consummation of such transaction.

     (d) If this Agreement is terminated by the Buyer or Merger Subsidiary in accordance with Section 7.1(b) (ii) because the condition set forth in Section 6.1(f) has not been met, the Company shall pay to the Buyer an amount equal to $30.0 million not later than the date of such termination. Acceptance by the Buyer of any of the payments referred to in the foregoing sentence shall constitute conclusive evidence that this Agreement has been validly terminated and upon acceptance of payment of such amount the Company shall be fully released and discharged from any liability or obligation resulting from or under this Agreement.

     (e) If the Company terminates this Agreement pursuant to Section 7.1(g) or if the Buyer terminates this Agreement pursuant to Section 7.I(i), then the Buyer shall pay to the Company (by wire transfer of immediately available funds not later than the date of termination of this Agreement) an amount equal to $20.0 million. Such payment shall not release the Buyer from any other liability or obligation resulting from or under this Agreement; however, the Buyer may credit this $20.0 million payment against any liabilities or damages that it may be required to pay to the Company under this Agreement.

     (f) If this Agreement is terminated by any Party in accordance with
Section 7.1(d) hereof, the Company shall promptly thereafter reimburse the Buyer for its actual documented out-of-pocket expenses incurred in connection with the transactions under this Agreement in an aggregate amount not to exceed $10.0 million; provided, however, if on or prior to the date that is one year after the date of such termination, the Company shall have consummated an agreement with respect to any Acquisition Proposal such that an additional payment is payable under this Section 8.12, the Company may credit any payment made under this Section 8.12(f) against such additional payment.

     (g) If any Party is entitled to a payment under more than one of the provisions set forth in subsections (b) through (f) of this Section 8.12, such Party shall be entitled to receive the highest amount payable pursuant to anyone of such subsections.

SECTION 8.13. Construction.

     The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

SECTION 8.14. Incorporation of Exhibits and Schedules.

     The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

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                                                         Page 90 of 93 Pages

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.



                                    BUHRMANN NV



                                    By: /s/ Frans Koffrie
                                    Title: Chairman of the Executive Board



                                    NORTH ACQUISITION CORPORATION



                                    By: /s/ Frans Koffrie
                                    Title: Chairman of the Executive Board



                                    CORPORATE EXPRESS, INC.



                                    By: /s/ Gary M. Jacobs
                                    Title: Executive Vice President



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                                                         Page 91 of 93 Pages


Exhibit 6

                 FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     First Amendment, dated as of September 24, 1999 (the "First Amendment"), to Agreement and Plan of Merger, dated as of July 13, 1999 (the "Original Agreement"), by and among Buhrmann NV, a company organized under the laws of the Kingdom of The Netherlands (the "Buyer"), North Acquisition Corporation, a Colorado corporation and a wholly owned subsidiary of the Buyer (the "Merger Subsidiary"), and Corporate Express, Inc., a Colorado corporation (the "Company"). The Buyer, the Merger Subsidiary, and the Company are referred to collectively herein as the "Parties."

     WHEREAS, the Buyer and the Company deem it advisable and in the best interests of their respective shareholders to amend the Original Agreement to modify certain provisions relating to the merger consideration, to eliminate certain conditions to the consummation of the Merger, and to adjust the amount payable for Stay-Put Bonuses and the Option Termination Adjustment Amount if there is a reduction in the number of Company Stock Options or Warrants prior to the Effective Date;

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

SECTION 1  General

     Except as set forth herein, all provisions of the Original Agreement remain in full force and effect. All capitalized terms used herein but not defined herein shall have the meanings given to them in the Original Agreement.

SECTION 2.  Changes to Section 2.4(e): Conversion of Company Shares

     Section 2.4(e) of the Original Agreement is amended to read in full as follows:

           Conversion of Company Common Shares. At and as of the Effective Time, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the sum in cash of $9.70 (the "Merger Consideration").

SECTION 3  Elimination of Provisions re: Delivery Systems Spinoff

     Section 5.4 (Delivery Systems Spinoff), Section 5.5 (NASDAQ Listing), subsection (b) of Section 5.7 (Delivery Systems Spinoff), the words following the phrase "the Delivery Systems Dispositions shall have been consummated" in subsection (f) of Section 6.1 (Conditions to Obligation of the Buyer and the Merger Subsidiary) and subsection (a) of Section 6.2 (Conditions to Obligation of the Company) are eliminated in their entirety.

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                                                         Page 92 of 93 Pages

SECTION 4  Dispositions

     The first two sentences of Section 5.3 (Dispositions) are combined and amended to read in full as follows:





     The Company has applied or will apply the Sofco Proceeds, the Forms Sale Proceeds and the proceeds from the Expedited Dispositions and the Delivery Systems Dispositions to repay indebtedness under the Company's existing credit facility.

     The Buyer agrees and acknowledges that, to the extent that the Expedited Dispositions and the Delivery Systems Dispositions, as such transactions were consummated in accordance with the definitive agreements relating to such transactions (copies of which were provided to the Buyer prior to the date hereof), vary from the requirements set forth in subsections (a), (c), (d) or
(g) of Section 5.3, the Buyer consents to such variations.

SECTION 5  Adjustment to Stay-Put Bonuses and Option Termination Adjustment
Amount

     (a) The first sentence of Section 5.19 (Stay-Put Bonuses) is hereby amended to read in full as follows:

     At the request of the Buyer and in order to retain key and necessary employees following the Merger, the Company will award special employee bonuses ("Stay-Put Bonuses") in an aggregate amount not to exceed $9.0 million plus such portion of the Adjustment Amount allocated at or promptly following the Effective Date by executive management of the Surviving Corporation to pay Stay-Put Bonuses. Stay-Put Bonuses shall be awarded for the purpose of retaining employees that the Company and the Buyer believe are important to the operation of the Company's business following the Merger.

     (b) The definition of "Option Termination Adjustment Amount" is amended to read in full as follows:

     "Option Termination Adjustment Amount" means (a) $10.0 million plus (b) such portion of the Adjustment Amount allocated at or promptly after the Effective Date by executive management of the Surviving Corporation to the Option Termination Adjustment Amount.

      (c) The following defined term is hereby added to Article I
          (Definitions):

     "Adjustment Amount" is the amount by which the aggregate Merger Consideration that would be payable upon the exercise of all Company Stock Options or Warrants existing on July 13, 1999 that are terminated or cancelled prior to the Effective Time (other than under Section 5.17(a) or 5.17(c)) exceeds the aggregate exercise price of all such terminated or cancelled Company Stock Options or Warrants.


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                                                         Page 93 of 93 Pages

SECTION 6  Operation of Business

The following sentence is added at the end of Section 5.11 (Operation of Business):

     Notwithstanding the foregoing, the Company may pay fees and expenses and remit other amounts payable (in an aggregate amount not to exceed $9.5 million) in connection with the Expedited Dispositions, the Delivery Systems Dispositions and the Sofco Disposition, including, but not limited to: legal fees and expenses; audit fees and expenses; accounting fees and expenses; consulting fees and expenses; investment banking fees and expenses; employee retention bonuses; sales and incentive bonuses; transition incentive bonuses and expense reimbursement.


     IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.



                                     BUHRMANN NV



                                     By:    /s/ Gordon Glover
                                     Title: Director, Mergers, Acquisitions
                                            and Investments



                                     NORTH ACQUISITION CORPORATION



                                     By: /s/ Gordon Glover
                                     Title: Vice President



                                     CORPORATE EXPRESS



                                     By: /s/ Gary M. Jacobs
                                     Title: Executive Vice President